SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 10-SB



                                 AMENDMENT NO. 3




                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                 OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934


                           CIRCLE GROUP INTERNET INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)



                  ILLINOIS                            36-4197173
       (STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)            IDENTIFICATION NO.)


        1011 CAMPUS DRIVE, MUNDELEIN, ILLINOIS          60060
       (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)      (ZIP CODE)

                                 (847) 549-6002
                         (REGISTRANT'S TELEPHONE NUMBER)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                      NONE

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                   COMMON STOCK, $0.00005 PAR VALUE PER SHARE
                                (TITLE OF CLASS)



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                                     PART I

The Issuer has elected to follow Form 10-SB, Disclosure Alternative 2. The Issuer is filing this Form 10-SB registration statement on a voluntary basis.

ITEM 6.  DESCRIPTION OF BUSINESS.

GENERAL

         Circle Group was formed by Gregory J. Halpern, Chairman and Chief Executive Officer, as an Illinois corporation in May 1994 under the name Circle Group Entertainment Ltd., and in 1997 changed its name to Circle Group Internet Inc. Circle Group, with its subsidiaries, is an Internet company with e-finance, business consulting, e-tailer, and software development divisions. Circle Group's principal executive offices are located at 1011 Campus Drive, Mundelein, Illinois 60060, its telephone number is (847) 549-6002 and its website address is www.circlegroupinternet.com. We had no business operations except for research and development activities between May 1994 and January 1997. Circle Group researched technological developments that could give businesses the ability to enhance revenue-generating opportunities through an Internet presence. This research led to the development of various software products, which were marketed principally to businesses with web sites. Our first business ventures were related to the development and marketing of software products that strategically placed web sites in search engines.

         We have organized our business units into four reportable segments: e-finance, business consulting, e-tailor and software development, which are described in more detail below. The accounting policies of Circle Group are further described in the financial statements herein and the notes thereto.

         On July 22, 1999, our board of directors declared a 2-for-1 stock split of the outstanding common stock. Our articles of incorporation were also amended to decrease the par value per share of the common stock to $.00005. On November 16, 2000, our board of directors declared a 2-for-1 stock split of the outstanding common stock. Our articles of incorporation were also amended to provide that the par value of our common stock remain at $.00005. Any disclosure in this Form 10-SB with respect to shares of common stock reflects the stock split.

PRINCIPAL SERVICES PROVIDED AND BUSINESS MODEL


         As a result of Gregory J. Halpern's experience of seeking financing for Circle Group from venture capitalists and investment bankers, he recognized a need for an alternative method of raising capital for emerging technology companies. From June 1998 through January 1999, Mr. Halpern developed a strategy and then organized a direct stock offering of Circle Group stock using the Internet. The offering was exempt from registration by Regulation A under the Securities Act, and was fully subscribed within three weeks. Circle Group believes that it is the first company to complete an end-to-end stock offering entirely over the Internet without the assistance of any participants from the traditional investment banking community. As a result of this experience, Circle Group developed the core business strategy to be a single provider of e-solutions (through CGI Total Media, Inc.) and business consulting services (Consulting CGI) coupled with investment banking and financial services (CGI Capital, Inc.). Circle Group believes that its eMentor Capital(TM) business model is the next evolution in growing and developing emerging businesses. e-Mentoring consists of developing a company's technological presence, assisting with business consulting and raising capital.



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         We believe that the growth of the digital marketplace over the past few years has created unprecedented business opportunities. A few of the thousands of start-up e-commerce firms launched over the past three years have positioned themselves well in their respective markets, such as Amazon.com and eBay. We believe that, while some dot.com companies have grown, very few have profited, and fewer still have created business models that allow for sustained growth and profitability. As competition intensifies, business and consumer e-commerce customers become more demanding of their suppliers, resulting in more expensive financing and an increased level of difficulty in obtaining funding.

         Under our business model, a partnership is created with the entrepreneurs to assist them in many aspects of their business. There is no set formula to how we establish this partnership with a portfolio company. We have worked with companies who were just looking for capital, while others were mentored more closely throughout their development. We believe that this scalability makes our model unique, as many funding sources have very strict guidelines in regards to investing. CGI is opportunistic; we understand emerging companies have different needs, and we try and cater our services specifically to a prospective portfolio company. The specialized mentor-oriented services offered by the eMentor Capital(TM) business model differ from traditional methods, used by some venture capital firms, by empowering entrepreneurs rather than controlling them. It is important to view Circle Group as a total investment and business support operation. We do not attempt to provide the infrastructure and staff augmentation incubators typically offer. Circle Group's model is similar to an accelerator; it was designed to target a manageable portfolio of emerging companies.


         INVESTMENT BANKING FINANCIAL SERVICES. CGI Capital, Inc., a Florida corporation, is the investment banking subsidiary that conducts our eMentor CapitalTM program. CGI Capital is a fully licensed broker-dealer and NASD member. CGI Capital's activities focus on the Internet sector and, more generally, on issuers who seek to market their stock offerings to investors with a technology interest.

         CGI Capital provides entrepreneurs three different ways to raise capital for their companies: direct investment; private placements; and baseMentors.com. These methods may be used individually or in combination. This distinguishes CGI Capital from many of its competitors in the capital-raising community because many firms focus on only one or two options for fundraising.


         Direct Investments. CGI Capital's investment strategy is to search for businesses that operate in the non-traditional space of the Internet, while using more traditional methods of operation. CGI Capital looks for companies that are generating revenues, operating their businesses with responsible spending policies, and have respect for shareholder value. Our goal is that investment capital is used conservatively and efficiently to grow the business. Each investment opportunity is considered on a case-by-case basis. CGI Capital has engaged in direct investments when prospective client companies needed capital in a short period of time (thus not affording the opportunity to conduct a private placement) and/or where the nature of investment opportunities offered did not allow CGI Capital to act as the placement agent in the past. To date, CGI Capital has made direct investments in five client companies. Any future direct investments by us would be measured against the requirements to register as an investment company under the Investment Act of 1940.

         Private Placements & The Funds-In(TM) Program. The Funds-In(TM) Program enables companies to fulfill their fundraising effort through private placements utilizing both the Internet and the traditional methods of equity financing. We believe that CGI Capital's fundraising process benefits participants by:


          o   Raising funds at a fraction of the traditional cost.
          o   Valuing companies commensurate with their potential.

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          o   Ensuring that entrepreneurs retain ownership, creativity and autonomy while raising necessary funds.
          o   Allowing companies' management to stay focused on their core
          o   business objectives throughout the process.


         CGI Capital offers private placements through non-traditional investment banking methods using the Internet to offer and sell securities directly to individual accredited investors and institutional funding sources in accordance with the rules and regulations of the SEC. CGI Capital conducted private placement offerings on a "best efforts" basis for six client companies. CGI Capital is not currently offering any private placements using the Internet.

         Through our Funds-In Program, qualified individuals and firms are offered the ability to view the client company's offering materials at its password-protected Funds-In(TM) web site at www.cgicapital.com. The individuals are not able to review any of our client's offering materials until we have confirmed that they are accredited and the qualified individuals are not allowed access to offerings that were ongoing while we were in the process of verifying their status as accredited investors. Potential qualified funding sources desiring more information relating to a Funds-In(TM) private placement are forwarded a private placement memorandum, client company materials, subscription and related documents. Additionally, with each private placement opportunity, CGI Capital will set up a road show allowing the client company to present its business model and private placement memorandum to our network of qualified high net worth individuals and institutional funding sources. The presentation is videotaped and placed on a computer disc that can be sent along with other required materials to other prospective qualified investors who were unable to attend the initial road show. The presentation also is digitized and stored on the CGI Capital web site for viewing by our proprietary database of qualified individual and institutional investors via the Internet.

         If a funding source determines to invest in the client company, subscription agreements and funds are sent to the client company's escrow agent. The client has the final decision to accept or reject a subscription from a particular funding source or investor or to limit the number of securities they may purchase. After a subscription has been accepted the escrow agent will send the subscription funds to the client company net of the transaction commissions, which are sent to CGI Capital. CGI Capital does not accept subscription proceeds or otherwise handle subscription funds. CGI Capital may take an equity ownership in the offerings it conducts. CGI Capital will not take any fees in equity securities, however, if that would require the company to register as an investment company under the Investment Company Act of 1940.



         CGI Capital entered into a consent decree with the SEC in September 2000, pertaining to its dissemination of information about two unregistered securities offerings to persons with whom it did not have the required prior substantial relationship and who were not adequately screened by CGI Capital through e-mail messages, including giving such persons a password to its web site. CGI Capital was viewed as having conducted a general solicitation of unregistered securities. CGI Capital consented to a censure, a cease-and-desist order, and agreed to pay a $25,000 civil penalty. As a result, CGI Capital has revised its internet offering procedures to insure continued compliance with all applicable requirements.



         www.baseMentors.com. baseMentors.com is an online posting service that CGI Capital created to assist entrepreneurs and investors fund promising early-stage technology startups. baseMentors.com is still in the development stage. We anticipate starting to offer these services some time during 2002. baseMentors.com will enable qualified Internet-based investors to review posted business plans of client companies on its web site anonymously, without obligation and at their own pace and time. This site will act as a matching service with CGI Capital taking a fee and, in some cases in the past, a small equity position in the company to post its business plan. Investors will be able to identify prospects on baseMentors.com, and then proceed directly online or offline to meet the company and negotiate a mutually beneficial deal.


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         baseMentors.com will also serve as a business-to-business meeting place for companies looking to conduct business on the Internet. Client companies will be able to log onto the site, post information about themselves, create hyperlinks to their home web sites and solicit business as desired. Companies will be able to view data about other companies in industry specific categories to identify any synergies between the two groups.

         RESEARCH & ANALYSIS. CGI Capital's research & analysis team takes a comprehensive approach to analyzing the integration of technology by businesses, consumers and society and the impact of this process on a client company's business model. By focusing on the Internet and new emerging technologies, CGI Capital's research and analysis team forms a detailed analysis of companies within these sectors. As part of its activities, the team tracks the relevant competitors and industry leaders to discern the dynamics of each company's market niche and potential. Prospective clients undergo a screening process during which its business plan is reviewed and preliminary due diligence is conducted. Management teams of the companies that successfully pass our preliminary screening process are invited to make a presentation of their business plan. During this phase, additional due diligence, including an industry analysis, is undertaken. When a decision is made to proceed with an offering, CGI Capital then enters into agreements with the company outlining the terms under which CGI Capital will act as financial consultant or placement agent.

         MERGERS AND ACQUISITIONS DIVISION. CGI Capital's Mergers & Acquisitions (M&A) Division advises clients on whether a proposed merger or acquisition transaction is in the client's best interest, and how such a strategy can best be implemented. One goal of our M&A Division is to identify and take advantage of the strategic positions that we think exist throughout the Internet economy today. CGI Capital believes that, as Internet commerce continues to evolve, a growing number of participants will decide that their interests are better served by aligning themselves with other firms in ways that are mutually beneficial. CGI Capital, through the M&A Division, receives cash fees upon completion of successful transactions.



         NETWORK OF INSTITUTIONAL FUNDING PARTNERS. CGI Capital has been developing relationships with investment banking firms and venture capital firms since 1999 to further expand capital raising capabilities. Through these relationships we may network potential deals, leverage knowledge about a specific industry and utilize contacts to benefit our portfolio companies. During a capital raise for a client, our representatives contact our pre-existing institutional funding sources to inform them of the new private placement offering and provide preliminary information about the client company's business. A private placement memorandum and related materials are then sent to any firms that have expressed interest in the client company's offering. The client company's escrow agent handles any subscriptions for the client and CGI Capital receives a commission on subscriptions made by our funding sources.



         NETWORK OF INDIVIDUAL ACCREDITED INVESTORS. Historically, individual investors, even though accredited, have not enjoyed widespread access to private placement opportunities in emerging technology companies. Professional venture capital firms typically have dominated that market. In the traditional funding models, individual investors have less opportunity to buy into quality emerging companies unless they have an "inside track." We believe that qualified investors benefit from the eMentor Capital(TM) business model because they have access to information and opportunity to buy into emerging companies below the price they would pay if these companies reached the public market. By providing access to companies through private securities offerings, CGI Capital brings qualified individual investors the opportunity to invest at an early stage of a company's development. These investment opportunities are available to all accredited investors that have pre-existing relationships with us.



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         The eMentor Capital process offers potential company clients three different avenues (Capital, Consulting and e-Solutions) to assist in the overall growth and development of their respective business. Typically, companies submit business plans to funding sources simply for capital, as do many of the entrepreneurs who submit their business plans to Circle Group. However, what distinguishes CGI Capital from other entities in the financial community is the opportunity for assistance via e-solutions and mentor consulting. We believe that entrepreneurs have the ability to achieve their goals by developing their companies using the eMentor process.


         CGI Capital has developed its own infrastructure to introduce individual investors to private placements via the Internet patterned after recent SEC guidance regarding electronic delivery of materials. We have a network of approximately 2,000 accredited investors, 122 of which have invested in previous private placements. Potential individual investor network participants through CGI Capital have the ability to register as "members" of CGI Capital via the web site. All members receive their own unique user names and passwords. Through our web site, an individual accredited investor who becomes a member of CGI Capital has the ability to view offering memorandums, marketing materials and virtual road shows, subscribe directly online, or have a CGI Capital licensed representative assist in the process.



         CGI Capital's procedure first requires that a potential member complete an investor questionnaire that is evaluated by CGI Capital. The questionnaire requests such information as:

          o    current and previous year's income
          o    calculation of net assets
          o    prior investment experience
          o    employer information
          o    industries of interest

         Using this and other information, our licensed representatives are able to assess the financial strength and investment acumen of the proposed member.


         When CGI Capital obtains a new listing, it sends an e-mail to our member database informing them of the new listing on the CGI Capital web site, with a hyperlink guiding them directly to the company's password-protected investor-relations web site. At this site, members can find the digital private placement memorandum, marketing materials, virtual presentations, and other company information. Members will not have access to offering documents or materials posted on the web site prior to their accredited investor determination. Members interested in receiving more information about the private offering send an indication of interest to CGI Capital. Members can also request a hard copy of the offering documents. At this time, if the member is interested in investing, he/she can subscribe directly on-line via the web site or contact CGI Capital directly. If the member subscribes on-line, a CGI Capital licensed representative contacts the member to ensure all information submitted on-line is correct. The licensed representative also reviews the process involved with submitting funds via the issuer's escrow account. We do not charge potential investors a fee for accessing the offering documents or the use of www.cgicapital.com. CGI Capital has accounted for 16% of our revenues for the period beginning January 1, 1999 through September 30, 2001.

         CONSULTING CGI. Consulting CGI was developed as a result of Circle Group's own growth experience. We believe that most entrepreneurs are highly knowledgeable in specific areas of their business, but require various consulting services in order to grow their companies. These services include: consulting to assist them in managing their employees, refining their infrastructure, developing an online identity, and supporting overall business efficiency. Circle Group established its business consulting division to meet this need. Consulting CGI has provided services to fourteen clients to date.


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         Using formal and informal consulting services, our goal is to reproduce and implement Circle Group's infrastructure model to strengthen the operations infrastructure of our client companies. The scope of the business consulting services provided by Consulting CGI is limited to operational consulting services and does not include raising capital.

         The duties of this division may extend from assisting a company in writing an employee handbook to developing a marketing campaign targeting a specific audience. The goal is to offer a full range of consulting, so client companies can focus their resources and energies on growing their business. These services include:


o  Corporate Communications            o Internet Marketing Strategy Development
o  Technology Support                  o Strategic Networking
o  Strategy and Planning Consulting    o Business Plan Development
o  Sales Training
o  Operations Consulting


         Consulting CGI has provided operational consulting services for all of its client companies at varying levels. Some clients only choose to use Consulting CGI for very specific consulting needs where other clients opt our entire scope of services. Consulting CGI constituted approximately 22% of our consolidated revenues in 1999, 3% of our consolidated revenues in 2000 and 5% for the nine-month period ended September 30, 2001.




         E-SOLUTIONS BY CGI TOTAL MEDIA, INC. Circle Group's roots are in web design, browser development, and Internet marketing software. As we grew to offer more services, our web-design division expanded in July 2000 into CGI Total Media, Inc., an Illinois corporation. CGI Total Media is a wholly owned subsidiary of Circle Group. We believe that many companies provide web site design assistance, but do not offer a complete package that will give a business an added advantage. CGI Total Media offers a complete e-solutions package for small to mid-size businesses.


         Most media-based companies focus on either web development, video production, sound creation, multimedia development, or print design. CGI Total Media differentiates itself by offering all of these services. This model allows CGI Total Media to provide a complete and unified corporate image for its clients. All forms of marketing media from logos to multimedia presentations and an effective web site are all integrated in a cohesive manner. We believe this is important to create a brand identity for our clients. We provide working solutions for the marketing needs of our clients. These are "attention-getters" designed and produced to yield positive results that promote our client's products or services.




         CGI Total Media's marketing e-solutions can help a company achieve their desired results by offering services such as web design, browser development, audio/video capabilities, e-commerce, interactive multimedia, traditional graphic design, animation, illustration and video game development. Since its incorporation, CGI Total Media has assisted numerous client companies under the umbrella of Consulting CGI, with web design, graphic design, browser development and/or other services. CGI Total Media has not accounted for any of our revenues from the period beginning January 1, 1999 through September 30, 2001.



EMPLOYEES AND LABOR RELATIONS



         As of January 22, 2002, we employed 28 persons, 25 full time and 3 part time. The company believes that this staffing will be sufficient to manage the company and carry on its current business. Staffing may need to be increased to meet future operational requirements. None of our employees are represented by a labor union and we are not governed by any collective bargaining agreements. We believe that relations with our employees are good. All of our employees, including key management, have signed three-year employment contracts.




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COMPETITION

         Although we compete with other Internet-related firms providing e-solutions, consulting, and financial services on an individual basis, we believe that our eMentor Capital patent-pending business model, which combines all of these services, provides better, more comprehensive guidance for emerging companies. In addition, we also compete with incubators and Internet development companies that assist entrepreneurs with funding and various related services and with non-Internet firms such as banks, insurance companies, brokerage firms and venture funds. Typically, incubators invest in focused or related industries, offering necessary services, and encouraging their portfolio firms to work together on a preferred basis. This model encourages incubators to spin companies into their network, establishing a tightly related but loosely controlled network that does not always allow a company to operate successfully on an individual basis.

         There are substantial barriers to entry, including significant capital expenditure and technological requirements, to competitors who would seek to provide services to develop emerging technology companies similar to our services. Many such development companies have financial resources, operating histories, and strategic alliances that are significantly greater and more developed than our own. We are not aware, however, of any other company or person that has developed a program similar to our eMentor Capital business model.

MARKETING

         Our fundamental marketing strategy has been to focus on our two core target markets - entrepreneurs and investors. We compete within the capital-raising and business development industry by providing value-added services in addition to funding emerging technology companies. We believe that this approach has allowed us to develop a strong market presence within the institutional-investing community by offering entrepreneurs a unique funding and assistance program while qualified investors receive potentially better opportunities.


         In order to gain visibility and build relationships in the financing and entrepreneurial communities, we have attended, and will continue to attend, numerous networking events and trade shows throughout the United States. We obtain a majority of our entrepreneurial customers and business plans from the relationships that we have developed while attending these types of events, as well as from our existing network. CGI Capital, our broker-dealer subsidiary, has a membership base of 2,000 accredited investors from which to network deals and private placements.

         On average, CGI Capital receives twelve to fifteen business plans for investment. As initial relationships are developed with venture capital firms and investors, the number of business plans received usually increase to approximately thirty-five to forty business plans per week. While we are continuously reviewing business plans at CGI Capital, we have remained selective in who we accept as a client. On average, CGI Capital accepts less than 1% of all reviewed companies into our program. We do not anticipate that this acceptance rate will vary significantly over time.

         We also maintain a public relations campaign promoting some of our portfolio companies and ourself. Our efforts involving news alerts and press releases have resulted in Circle Group receiving attention from the media. After our Regulation A offering, Circle Group was featured on the CNN/FN Network. We have also received coverage in the Wall Street Reporter, Business Week, Capital Growth Interactive, Chicago Tribune, Daily Herald and LocalBusiness.com. Finally, we have also developed what we believe are dynamic marketing materials to support our selling efforts.


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         Having established our marketing materials and making strides within the investment community, our future marketing plans among the investing and entrepreneurial communities include:

         o Targeting additional institutional investors for larger investment opportunities;
         o Addressing the large concentrations of funding sources in the European and Asian markets; and
         o Promoting our portfolio companies' successes through financial media outlets.




OPERATING SEGMENTS


         We have organized our business units into four reportable segments: e-finance (CGI Capital), business consulting, (Consulting CGI), e-tailer (On-Line Bedding Corp.) and software development (Veridisc Corporation). The e-finance segment is a broker-dealer that offers and sells securities in private placements. The business consulting segment develops distinctive websites and provides business consulting services. The e-tailer segment is a distributor of pillows, blankets, and other bedding products. The software development segment is a development stage company that is currently planning to market a patent-pending digital rights management system. Our other subsidiary, CGI Worldwide, Inc., does not meet the quantitative thresholds of a reportable segment.


         The company's management reviews the operating companies' income to evaluate segment performance and allocate resources. Operating companies' income for the reportable segments excludes income taxes and amortization of goodwill. Provision for income taxes is centrally managed at the corporate level and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by the company's management. Goodwill and the related amortization are principally attributable to the business consulting segment. Please see the financial statements appended to this registration statement for additional information about our operating segments.


CIRCLE GROUP'S SUBSIDIARIES

         The following is a brief description of our principal operating subsidiaries.



         VERIDISC(TM) In July 2000, CGI Capital began an eMentor project on its wholly-owned subsidiary Veridisc(TM). Veridisc(TM) is a patent-pending digital rights management (DRM) system that guides consumers to register and authorize access to multimedia content and commercial software via the Internet when utilizing the material on their computers. This company will offer its DRM system to entertainment and software companies. The system is based on the FairPlay(TM) methodology, which assumes that consumers need systems to pay for authorized digital content. This methodology is based on an understanding that online consumers will pay for digital content, if given a fair and reasonable proposition. In our discussions with industry peers and analysts, we believe that FairPlay will be accepted commercially. FairPlay(TM) provides easy, cost-effective solutions to problems created by web sites such as Napster and widespread piracy of commercial software. FairPlay(TM) is Veridisc's commercial web distribution platform for multimedia files. Veridisc(TM) is refining its systems and currently plans to launch the system commercially in 2002. Circle Group assisted Veridisc(TM) with building its web site and technology.


         Veridisc(TM) is operational, and is currently being implemented in one project involving an online digital marketplace. Veridisc(TM) generates revenue from up-front set-up fees, and back-end transaction fees through content downloaded using the system. As we expand Veridisc(TM), we anticipate the back-end transaction fees to be the larger share of revenues. The back-end transaction fees will be based on a percentage of the overall sale generated through the Veridisc(TM) system.


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         ON-LINE BEDDING CORP. In January 1999, Circle Group acquired 100% of the issued and outstanding stock of On-line Bedding Corp., Inc. from Edward L. Halpern, one of our directors, and his wife in exchange for 800,000 shares of our common stock. The stock received was valued at $1,000,000.The shares issued represent 4.03% of our outstanding shares. On-line Bedding is an Illinois corporation founded in 1981. On-line Bedding is a distributor of pillows, blankets and other bedding products to airlines, hospitals and other commercial and institutional customers and reported annual revenues of approximately $1 million in 2000. On-Line Bedding subcontracts the production of pillows, blankets and other bedding products to manufacturers. Revenues from On-line Bedding constituted approximately 71% of our consolidated revenues in 1999, 69% of our consolidated revenues in 2000 and 95% for the nine-month period ended September 30, 2001.


         On-Line Bedding's customers include hospitals, nursing homes, hotels and motels, and transportation- based companies like airlines, railroads, and motor coach companies. On-Line

         On-Line Bedding purchases its raw materials from various suppliers, and contracts production of its airline pillows and blankets with third party manufacturers. It maintains several sources for its products and has never experienced any difficulty in obtaining raw materials. It warehouses a limited inventory, and drop ships its products from manufacturers or wholesale suppliers in multiple locations throughout the United States to reduce freight costs for its customers.

         On-Line Bedding's primary accounts include AMTRAK, domestic and international airlines. On-Line Bedding is on an electronic invoice system with the United States military for a specialty pillow, which is regularly purchased by the U.S. armed forces. On-Line Bedding is also an authorized pillow and related product vendor for -a hospital purchasing group of 500-plus members in eight states.

         On-Line Bedding has historically direct marketed its products through regular mailings of its catalog to existing customers, as well as hospitals, nursing homes, airlines, and university housing directors. We anticipate expanding our marketing efforts using traditional marketing methods, the introduction of our e-commerce site, and web-based marketing strategies. These include strategic web site placement, keyword targeting, affiliate linking, and other on-line promotional strategies. Since the purchase of On-Line Bedding, we have developed an e-commerce site to expand On-Line Bedding's current operations. This web site, www.bedsandbeyond.com, offers single and multi-pack quantities of pillows, blankets, mattress pads, quilts, mattresses, and other products at factory direct prices.


         Presently, customers who use the online store can conduct targeted searches through a catalog of over 500 products, browse among featured product lines, participate in promotions, view informational videos, and access customer support representatives by telephone, fax, and e-mail during regular business hours.





         CGI WORLDWIDE, INC. According to research published in July 2000 by International Data Corporation, by 2003 an estimated 67 percent of Internet users will log on outside of the United States, while the foreign share of e-commerce will reach 56 percent - up from 26 percent in 1998. Although the United States currently controls over 60 percent of the global B2B e-commerce market, the Gartner Group projected in February 2000 that the American share would plunge to less than 40 percent by 2004, when worldwide business-to-business e-commerce is projected to reach $7.3 trillion. These statistics demonstrate that the Internet is growing quickly in the global marketplace.

         We are beginning to formalize our global initiative through CGI Worldwide, Inc., an Illinois corporation formed in 2000. Our goal is to license our eMentor Capital (TM) business model internationally to other firms. CGI Worldwide plans to license our business model and work with international companies to build and successfully grow ventures within their respective countries. Circle Group would in turn plan to receive a fee for the licensing of its business model. CGI Worldwide is a development stage company, which has had no operations since its formation.


OVERVIEW OF SELECTED CLIENT COMPANIES


         The portfolio companies discussed below illustrate the range of services we provide, and demonstrate the scalability of our business model. The following is a brief description of some of our client companies.


         STARTECH ENVIRONMENTAL CORP. In September 1999, CGI Capital invested $500,000 in Startech Environmental Corporation through the purchase of shares of convertible preferred stock in a private placement. We have been retained, through CGI Total Media, to develop and design a new website for Startech. Startech is currently trading on the Nasdaq SmallCap Market (NSC: STHK). Startech produces waste management equipment using its proprietary plasma waste conversion technology. This equipment minimizes waste, prevents pollution from hazardous and non-hazardous organic and inorganic waste, and recovers valuable commodity resources. The company is establishing a worldwide presence with the selling of its plasma waste converter in Japan, Poland, Taiwan, South Africa, Egypt and the United States. On February 20, 2001, we converted the convertible preferred shares into 90,198 common shares of Startech, which were registered for resale in a registration statement filed under the Securities Act of 1933. The 90,198 shares represent less than 1% ownership in Startech. Recently, Startech received a letter of intent for a mobile plasma waste converter from ECO Tech Ltd. in Ireland. On January 23, 2002, the stock closed at $3.65 per share.



         PAW ISLAND, INC. In November 1999, CGI Capital, Inc. raised approximately $933,000 in a best-efforts Funds-In(TM) private placement for Paw Island, Inc. to institutional and individual investors. In addition, we received 308,000 shares of restricted common stock for business consulting, multimedia development, and web design services provided to this company. The 308,000 shares represents an approximate 4.2% ownership in Paw Island. Paw Island focuses on teaching life lessons to children through wholesome entertainment. It has created and delivered non-violent, entertaining, and virtuous children's content through a combination of interactive CD-ROMs and web-based media. In conjunction with this media are a line of private label wearable T-shirts, a proprietary web browser and toys. Paw Island is currently in production on its first home video expected to be released during 2002.


         FURNITUREFIND.COM. In November 1999, CGI Capital and Circle Group made a direct investment in FurnitureFind.com by providing $2 million in financing through a convertible bridge note. As a result of a series of transactions, the company's business has been divided into FF Holdings Corp. (the "clicks and mortar" business) and Bookouts Furniture, Inc. (the "bricks and mortar" business). In February 2000, we converted the note into 868,247 shares of common stock in FF Holdings Corp. representing a 4.5% ownership position and 868,247 shares of common stock in Bookouts Furniture Inc., representing a 4.5% ownership position. Circle Group and CGI Capital hold shares of common stock in both FF Holdings and Bookouts. CGI Capital also holds a warrant to purchase shares of common stock of FF Holdings. At the time of the investment, we believed that FurnitureFind was one of the leading online furniture sites on the Internet, in terms of on-line sales. FurnitureFind.com is the number one furniture web site, in terms of customer confidence and traffic, according to Gomez Advisors and Top9.com, respectively. Recently, FF Holdings signed a business leasing program agreement with a third party to assist business customers with financing.

         MAXCESS, INC. CGI Capital worked with Maxcess, Inc. on both a direct investment and a private placement. In May 2000, CGI Capital invested $1 million through the purchase of 333,333 shares of common stock in this company as part of a private placement. In addition, CGI Capital, Inc. assisted Maxcess in raising approximately $3 million during a private placement for the company in June 2000 to both institutional and individual investors. Maxcess offers converged networks, local phone services, long distance, and high-speed Internet access using packet switch technology over existing phone lines. Management has been unable to value its investment in Maxcess for financial statement purposes due to a lack of readily available financial information about the company. We own approximately 3.9% of the outstanding shares of Maxcess.

         MORTGAGE BANKING CENTER.COM. In August 2000, CGI Capital assisted Mortgage Banking Center in their capital raising efforts by providing a $750,000 direct investment in return for an 8% convertible promissory note. CGI Capital also conducted a $650,000 Funds-In(TM) private placement of preferred convertible promissory notes to individual investors. The company is an early-stage, business-to-business managed service provider serving the home ownership industry. Using its proprietary web-based platform, MBC utilizes industry professionals as a point of access to the home ownership industry, providing the end consumer with a comprehensive line of products and services including mortgages, home warranty and home inspection services. MBC believes that consumers will benefit from the convenience of the "one-stop-shopping' and the savings the company's services can provide, while its members will enjoy diversified income streams, an e-commerce enabling platform, training, and customer relationship management tools to help grow their businesses. As of September 30, 2001, neither Circle Group nor its subsidiaries had an equity stake in MortgageBankingCenter.com. Circle Group has warrants to purchase 52,000 shares of their common stock or .47% of the outstanding shares, at $2.00 per share.


RISK FACTORS


         The following risks are material risks that we face. If any of the following risks occur, the business of our company and its operating results could be seriously harmed.


         WE HAVE A HISTORY OF OPERATING LOSSES AND CANNOT GUARANTEE PROFITABLE OPERATIONS IN THE FUTURE. ANY FAILURE ON OUR PART TO ACHIEVE PROFITABILITY MAY CAUSE US TO REDUCE OR EVENTUALLY CEASE OPERATIONS. We reported a net loss of $3,286,093 for the nine months ending September 30, 2001 and a net loss of $2,911,037 for the nine months ending September 30, 2000. At September 30, 2001, we reported an accumulated deficit of $14,521,327. If we continue to incur significant losses our cash reserves may be depleted earlier than currently anticipated, and we may be required to limit our future growth objectives to levels corresponding with our then available cash reserves.


         WE HAVE A LIMITED OPERATING HISTORY, WHICH MAY NEGATIVELY IMPACT AND LIMIT OUR ABILITY TO ATTRACT QUALITY CLIENTS AND SUPPORT OUR EXISTING CLIENTS AND COULD ADVERSELY AFFECT OUR ABILITIES TO INCREASE OUR REVENUES. The uncertainties regarding the Internet's technical limitations and competition increase the risks associated with an investment in Circle Group.

         Our success is dependent on market acceptance of our services. We have not conducted, nor have others made available to us, results of market research indicating that market demand exists for our business services.

         WE MAKE NO PROJECTIONS REGARDING THE VIABILITY OF OUR BUSINESS SERVICES AND WE CANNOT ASSURE YOU THAT WE WILL ACHIEVE THE RESULTS DESCRIBED. We make no projection with respect to our future income, assets or business. No expert has reviewed our business plan for accuracy or reasonableness. It is likely that our actual business and results of operations will differ than presented herein.


         THERE IS NO TRADING MARKET FOR OUR SECURITIES. We currently intend to pursue a listing on the Electronic OTC Bulletin Board. We are not currently able to apply for quotation until a market maker files an application on our behalf to make a market in our common stock. We do not know if our application for listing will be accepted or if a market maker will file an application on our behalf. Even if our common stock is accepted for listing, we do not know if a trading market for our common stock will ever be established or of any analysts who intend to institute research coverage on our common stock if it should be included for listing. The absence of any meaningful trading market in our common stock will adversely affect our stockholders' ability to sell the common stock in the future.

         IF OUR COMMON STOCK IS SUBJECT TO THE SEC'S "PENNY STOCK" RULES, IT MAY MAKE SHARES MORE DIFFICULT TO SELL. SEC rules require brokers to provide information to purchasers of securities traded at less than $5.00 and not traded on a national securities exchange or quoted on the Nasdaq Stock Market. If our common stock becomes a "penny stock" that is not exempt from these SEC rules, these disclosure requirements may have the effect of reducing trading activity in our common stock and making it more difficult for investors to sell. The rules require a broker to deliver a risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker must also give bid and offer quotations and broker and salesperson compensation information to the customer orally or in writing before or with the confirmation. The SEC rules also require a broker to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction before completion of the transaction.

         IF WE ARE REQUIRED TO REGISTER AS AN INVESTMENT COMPANY, IT WILL HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS. The Investment Company Act of 1940 applies to issuers who come within the Act's definition of an investment company. Unless an exemption or other relief is obtained, an investment company must register under the Act and comply with provisions which, among other things, impose restrictions regarding the company's capital structure, the composition of the company's board of directors, transactions with affiliated persons of the company, and the company's issue, sale and repurchase of its securities. In accordance with discussions with the staff of the SEC's Division of Investment Management, we have recently restructured our operations to avoid having to register as an investment company. We do not intend, and have not intended, to conduct our business so that we are deemed to be an investment company. If we nevertheless are deemed an investment company, we would be required to register under the Act, seek an exemption from registration, elect to subject ourselves to the Act's business development company provisions and/or restructure ourselves to avoid investment company status. Any of the foregoing actions may have a material adverse effect on us and could result in the cessation of our business. In the event we are required to register as an investment company we may have to terminate our operations.



         WE MAY NEED ADDITIONAL FUNDING AND SUCH FUNDING MAY NOT BE AVAILABLE. IF SUCH FUNDING IS AVAILABLE, IT MAY NOT BE OFFERED ON SATISFACTORY TERMS. We may require additional financing to fund ongoing operations if our sales and revenue growth are insufficient to meet our operating costs. Our inability to obtain necessary capital or financing to fund these needs will adversely affect our ability to fund operations and continue as a going concern. Our inability to obtain necessary capital or financing to fund these needs could adversely affect our business, results of operations and financial condition. Additional financing may not be available when needed or may not be available on terms acceptable to us. If adequate funds are not available, we may be required to delay, scale back or eliminate one or more of our business segments, which may affect our overall business, results of operations and financial condition.

         THE SECURITIES THAT WE HOLD ARE ILLIQUID AND WE DO NOT HOLD ANY COLLATERAL. The outstanding bridge loans we have made to third parties are not secured and if we do not receive repayment or if the borrower defaults on repayment, the loss of funds may negatively impact our ability to fund future growth. None of the approximately $850,000 in outstanding bridge loans which we have made to third parties are collateralized. While all of these loans are convertible at our option into equity, none of these companies are currently publicly traded. One loan, in the aggregate principal amount of $100,000, carries a maturity date of February 28, 2002. The interest is current on this note. The $750,000 balance consists of one loan, which carries a maturity date of August 9, 2005. The interest is current on this note. If one or more of the borrowers default on these loans, we cannot guarantee that we will ever be successful in securing repayment of the amounts due. Any loss by us of the funds due from these borrowers will negatively affect our ability to fund future growth.


         We previously accepted restricted securities as payment for services. We are not currently planning to continue to accept stock for services in the future and have restated our 1999 financial results to eliminate recognition of any revenue from receipt of restricted securities for past consulting services. To the extent that Circle Group has accepted restricted securities as payment for its business consulting services, it has deferred revenue recognition with respect to these securities. If such securities become worthless, no revenue with respect to these services will be realized. Eliminating the possibility of clients paying for our services with securities may negatively impact our ability to attract clients that could not otherwise pay for our services with cash. We cannot predict what effect, if any, future change in our fee structure for our business consulting and e-solutions services may have on our ability to attract business consulting and e-solutions clients.


         OUR MINIMAL PRIOR INVESTMENT BANKING EXPERIENCE MAY LIMIT OUR GROWTH AND SUCCESS, WHICH MAY ADVERSELY AFFECT OUR ABILITIES TO INCREASE OUR REVENUES. While several members of our management team have previous experience in the securities industry, we have only recently expanded our operations into investment banking through our acquisition of CGI Capital. The overall growth in our revenues will depend largely on the development of this subsidiary. If we are unsuccessful in developing our investment banking experiences, it may adversely affect our ability to increase our revenues and profits.

         THE LIMITED OPERATING HISTORY OF CGI CAPITAL MAY IMPEDE OUR ABILITY TO ATTRACT QUALITY OFFERINGS. IF CGI CAPITAL IS UNABLE TO ATTRACT QUALITY OFFERINGS, ITS CLIENT FOCUS MAY BE LIMITED TO COMPANIES WITH LESS OF AN APPEAL TO INVESTORS WHICH MAY HAVE THE AFFECT OF DECREASING OUR SUCCESS RATE IN RAISING CAPITAL FOR CGI CAPITAL'S CLIENTS. Our ability to attract potential clients is also based, in part, on our success with prior transactions in which we have assisted companies in raising capital. We have only recently expanded our operations to include investment banking activities, and must develop a further track record on which our future clients can evaluate our likelihood of success in assisting them to raise capital. Until we develop this track record, we may incur difficulties in attracting potential clients who have the greatest potential for future success.

         OUR SUCCESS DEPENDS TO A SIGNIFICANT DEGREE ON KEY MANAGEMENT AND THE LOSS OF SERVICE OF KEY MANAGEMENT COULD HAVE A NEGATIVE IMPACT ON OUR PERFORMANCE. Our success depends to a significant degree upon the performance of our founder and chief executive officer, Gregory J. Halpern. The loss of service of Mr. Halpern could have a material adverse effect on our operating performance and viability as a going concern.

         OUR MANAGEMENT CURRENTLY BENEFICIALLY OWNS IN EXCESS OF SIXTY PERCENT OF OUR COMMON STOCK. Ownership of Circle Group is concentrated in management. Gregory J. Halpern, our Chairman and Chief Executive Officer, holds 63.56% of Circle Group and all of the directors and officers as a group hold 71.81%. Holders of our common stock could be out-voted by management in most circumstances and thereby management could control the composition of the board of directors and the policies of Circle Group.

         WE MAY NOT BE ABLE TO KEEP UP WITH THE RAPID TECHNOLOGICAL CHANGE OF TODAY'S MARKETPLACE. The market for Internet services is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new service and product introductions. Our future success will depend, in part, on our ability to use leading technologies effectively, to develop its technical expertise, to enhance our services and to develop new services that meet changing customer needs on a timely and cost-effective basis. Our failure to use new technologies effectively, develop new services or enhance existing services on a timely basis would have a material adverse effect on our business, financial condition and results of operations.

         WE NO LONGER ACCEPT RESTRICTED SECURITIES AS COMPENSATION WHICH COULD RESULT IN A DECREASE IN OUR REVENUES. We previously accepted restricted securities as compensation for our business consulting services. We no longer accept restricted securities as compensation for our services. Our revenues may decrease because we may not be able to attract clients that can or will pay in cash.

         THE INTERNET MAY BECOME SUBJECT TO SIGNIFICANT GOVERNMENT REGULATIONS IN THE FUTURE, WHICH COULD NEGATIVELY IMPACT OUR PROPOSED BUSINESS. We are not currently subject to direct federal, state, or local regulation and laws or regulations applicable to access to, or commerce on, the Internet, other than regulations applicable to businesses generally. The adoption of any such laws might decrease the rate of growth of Internet use, which in turn could decrease the demand for our services or increase the cost of doing business. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.


ITEM 7.  DESCRIPTION OF PROPERTY.


         Circle Group is headquartered in approximately 22,000 square feet of leased space at 1011 Campus Drive, Mundelein, Illinois. This space is leased for $11,880 per month pursuant to non-cancelable operating leases that expire in 2004.

ITEM 8.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES.






         NAME                                 POSITION                                              AGE
         ----                                 --------                                              ---
         Gregory J. Halpern                   Chief Executive Officer and Chairman of the Board     43
                                              of Directors
         Arthur C. Tanner                     Chief Financial Officer                               37
         Michael J. Theriault                 Chief Operating Officer                               49
         Dana L. Dabney                       Director and Secretary                                51
         Edward L. Halpern                    Director                                              71
         Steve H. Salgan, MD                  Director                                              49
         Stanford J. Levin                    Director                                              49





         GREGORY J. HALPERN. Since starting Circle Group in 1994, Mr. Halpern has served as its chairman and chief executive officer. From May 1994 until March 1999, Mr. Halpern also served as Circle Group's president. Mr. Halpern has over 20 years of experience in computer programming and pioneering emerging technologies. In 1983, Mr. Halpern developed a computer-animated imaging application to stimulate the immune system for treatment of chronic illness and founded Health Imaging Corporation to distribute the application to the healthcare delivery market. In 1984, he developed and patented a technique for using electronic stimulation to stop pain and founded Pain Prevention, Inc. to market the technology as an electronic anesthesia for the dental healthcare community. Mr. Halpern has served as an officer and director of PPI Capital since its inception in 1984. Mr. Halpern also served as an officer and director of PPI Capital Group, Inc., a Utah corporation of which he was a principal shareholder, from 1989 to May 1998. Gregory J. Halpern is the son of Edward L. Halpern.

         ARTHUR C. TANNER. Mr. Tanner has served as our chief financial officer since March 1999. From November 1998 until joining Circle Group in March 1999, Mr. Tanner was vice president and controller for UBM, Inc., a construction company with $50 million in annual revenues. From October 1997 until September 1998, Mr. Tanner was a financial consultant with Merrill Lynch, Pierce, Fenner & Smith Incorporated, and from February 1997 until September 1997, he was a tax principal with R. Yeager & Co., certified public accountants, where his responsibilities included public accounting, tax, and audit work. From October 1995 until December 1996, Mr. Tanner was an international tax planner for Silicon Graphics Computer Systems, where his responsibilities included the planning and execution of international tax strategies. Mr. Tanner received a B.A. from Walsh College in 1987 and a J.D. from The Ohio State University in 1995.

         MICHAEL J. THERIAULT. Mr. Theriault has served as our chief operating officer since June 1999. His professional experience includes progressive operations, programming, design, support, consulting, project management, and department management experience in manufacturing, insurance, medical, consulting, and mortgage banking industries on both mainframe and personal computer equipment. From September 1989 until June 1997, Mr. Theriault was employed by Recon Optical, Inc., for whom he served as Supervisor of Business Systems from June 1997 until May 1999, and Senior Systems and Programming Specialist and Senior Project Leader of Manufacturing from September 1989 until June 1997. Mr. Theriault received his BS in Computer Science and Business Management from Northeastern Illinois University in 1978 and an MBA from Lake Forest Graduate School of Management in 1987.

         DANA L. DABNEY. Mr. Dabney has been a member of the board of directors of Circle Group and has held various offices, including vice president of sales and marketing and secretary, since January 1997. During the first two years of development of Circle Group, Mr. Dabney was also employed as a mortgage broker. From 1994 until December 1997, Mr. Dabney was employed by State Financial Bank in Richmond, Illinois, and from January 1998 until December 1998 he was employed by Mortgage Market Corporation in Illinois.

         EDWARD L. HALPERN. Since March 1999, Mr. Halpern has been a director and was our chief operating officer from January 1999 until March 1999. Mr. Halpern founded On-Line Bedding in 1981 and served as its president, chief executive officer and sole director until it was acquired by Circle Group in January 1999. Mr. Halpern has continued his duties with On-Line Bedding since Circle Group acquired it. Edward L. Halpern is the father of Gregory J. Halpern.

         STEVE H. SALGAN, MD. Dr. Salgan has been a director since March 2000. Since January 1998, Dr. Salgan has been president of Steven H. Salgan, M.D., Ltd., a practice specializing in primary care internal medicine and general/family medicine. He has been a member of the American Association of Professional Ringside Physicians since 1997 and a member of the Internal Medicine Subcommittee for Quality Assurance of Saint Margaret Mercy Hospital in Hammond, Indiana since 1996. Dr. Salgan received a B.S. in Psychology from DePaul University in 1976, and a M.D. from the Abraham Lincoln School of Medicine, University of Illinois in June 1982.

         STANFORD J. LEVIN. Mr. Levin has been a director since March 2000. Since 1988, Mr. Levin has been the proprietor of Levin Enterprises, an auto brokerage company located in Indiana. From January 1986 until June 1988, Mr. Levin was a public school teacher. From May 1981 until May 1985, he was employed by Hohman Professional Corp., a real estate development and management company where his duties included commercial real estate management and overseeing renovations. From June 1975 until May 1981, he was employed by Yale Corporation of Hammond, a real estate management company, where his responsibilities included commercial real estate management. Mr. Levin received a B.S. in Education from Indiana University in 1975.

         The term of office of each director expires at each annual meeting of shareholders and upon the election and qualification of his successor. There are no arrangements with any director or officer regarding any election or appointment to any office of Circle Group.

         Other than the father-son relationship between Edward L. Halpern and Gregory J. Halpern described above, there is no family relationship between any director or executive officer of Circle Group.

ITEM 9.  REMUNERATION OF DIRECTORS AND OFFICERS.

         The following table sets forth the aggregate remuneration of each of the three highest paid persons who are officers or directors as a group of Circle Group during the last fiscal year:


                CAPACITIES IN WHICH
                  NAME OF INDIVIDUAL                REMUNERATION WAS RECEIVED            AGGREGATE REMUNERATION
                  ------------------                -------------------------            ----------------------
         Edward Halpern                        Director, President On-Line Bedding              $120,000
         Gregory J. Halpern                    Chief Executive Officer and Chairman             $108,000
         Michael Theriault                     Chief Operating Officer                           $86,400



         The above table includes all cash remuneration and is presented on an accrual basis. Gregory J. Halpern has an employment agreement with Circle Group, which expires in February 2002 and provides him an annual salary of $76,000 and a bonus and a one-time grant of 60,000 stock options under Circle Group's 1999 Stock Option Plan, exercisable at $1.25 per share which expire in January 2003. Mr. Gregory Halpern also has an incentive-based compensation arrangement with Circle Group. Mr. Theriault has an employment agreement with Circle Group, which provides for an annual salary and bonus. Directors do not receive any compensation for their attendance at board of directors meetings.

         We have entered into written employment agreements with certain executive officers currently employed with us, the terms of which are summarized below.

President and Chief Executive Officer

         Gregory J. Halpern has an employment agreement with us dated January 1, 1999, as amended, which terminates on January 1, 2002. On January 2, 1999 Mr. Halpern's employment agreement was amended to provide for a revised compensation program. Mr. Halpern is entitled to receive a base salary of $150,000 per annum and is eligible to receive an annual bonus of up to $50,000. His bonus is subject to his achievement of applicable corporate milestones such as increased corporate revenue, improved cost control, new product development, improved profitability, and development of staff. Mr. Halpern is also entitled to cash incentive awards, approved by the Board of Directors, based on a percentage of Circle Group's earnings as follows:


                      2001 Earnings Before                Earned Incentive
                       Interest and Taxes                (As degree/of EBIT)

                         Below $500,000                           0
                      $500,000 - 2,000,000                       2.5%
                          2,000,000 +                            5.0%

Mr. Halpern has agreed to a non-compete and non-disclosure provision which continues for a period of five years beyond the termination of his employment agreement. In the event that Mr. Halpern is terminated by us without cause or as a result of our breach of the employment agreement, he is not entitled to any severance payments. In the event Mr. Halpern is terminated, he is only entitled to receive his salary until the date of termination.

         In connection with his employment, Mr. Halpern was granted an option to acquire 60,000 shares of our common stock at an exercise price of $1.25 per share, which vested immediately and the options are exercisable for a four year period. In connection with the amendment dated January 2, 1999 to Mr. Halpern's employment agreement, Mr. Halpern will be eligible to receive a number of options that would maintain his existing majority ownership, in accordance with the following schedule:







EBIT                              NUMBER OF OPTIONS                   EBIT                   NUMBER OF OPTIONS

Below $1 million                          0
$1 - 1.99 million                      100,000              $11 - 11.9 million                   1,100,000
$2 - 2.99 million                      200,000              $12 - 12.99 million                  1,200,000
$3 - 3.99 million                      300,000              $13 - 13.99 million                  1,300,000
$4 - 4.99 million                      400,000              $14 - 14.99 million                  1,400,000
$5 - 5.99 million                      500,000              $15 - 15.99 million                  1,500,000
$6 - 6.99 million                      600,000              $16 - 16.99 million                  1,600,000
$7 - 7.99 million                      700,000              $17 - 17.99 million                  1,700,000
$8 - 8.99 million                      800,000              $18 - 18.99 million                  1,800,000
$9 - 10.99 million                     900,000              $19 - 19.99 million                  1,900,000
$10-10.99 million                     1,100,000             $20 million and over                 2,000,000






All of the options will be granted at fair market value at the time of grant, will vest immediately and will be exercisable for a period of five years. According to the Circle Group Internet Inc. 1999 Stock Option Plan, options awarded to employees expire upon the termination of employment except for termination due to death, disability or retirement. The compensation program is specifically designed for the year 2001. At the beginning of the 2002 (and subsequent years), the Board of Directors will review, and if necessary, revise the program as they deem appropriate.

Chief Financial Officer

         Arthur Tanner is the Chief Financial Officer of Circle Group. We have entered into an employment agreement dated as of March 1, 1999 with Mr. Tanner pursuant to which he is entitled to an annual base salary of $60,000 and he received a signing bonus of 20,000 shares of our common stock. The term of his employment is from March 1, 1999 through March 1, 2002. In the event that Mr. Tanner is terminated by us, he is only entitled to receive his base salary until the date of termination of his employment.

         In connection with his employment, Mr. Tanner was granted options to acquire 40,000 shares of our common stock at $1.25 per share. The options vested immediately upon granting. According to the Circle Group Internet Inc. 1999 Stock Option Plan, options awarded to employees expire upon the termination of employment except for termination due to death, disability or retirement. The employment agreement does not provide for any severance payments upon termination of Mr. Tanner's employment. Mr. Tanner has agreed to a non-compete and non-disclosure provision which continues for a period of six months beyond the termination of his employment.

Chief Operating Officer

         We entered into an employment agreement dated June 1, 1999 with Michael Theriault pursuant to which he joined us as Chief Operating Officer. Pursuant to the employment agreement, Mr. Theriault is entitled to receive a base salary of $68,000 per annum. In addition, Mr. Theriault received a signing bonus of 20,000 shares of our common stock. The term of his employment is June 1, 1999 through June 1, 2002.

         Mr. Theriault received an option to acquire 40,000 shares of our common stock at $5.00 per share in connection with his employment, which options are exercisable for a five year period, subject to his continued employment with us. The options vested immediately upon granting. According to the Circle Group Internet Inc. 1999 Stock Option Plan, options awarded to employees expire upon the termination of employment except for termination due to death, disability or retirement.

         In the event Mr. Theriault is terminated for cause he is only entitled to receive his salary until the date of termination. The employment agreement does not provide for any severance payments upon termination of Mr. Theriault's employment by Circle Group. Mr. Theriault has agreed to a non-competition and non-solicitation provision which continues for a period of six months beyond termination of his employment agreement.

Vice President, Sales

         We entered into an employment agreement with Dana L. Dabney dated January 2, 1999 pursuant to which Mr. Dabney became Vice President of Sales. The term of his employment expressed in the employment agreement is January 2, 1999 through January 2, 2002. Pursuant to the employment agreement, Mr. Dabney is entitled to a base annual salary of $60,000 per annum.

         The employment agreement also granted Mr. Dabney an option to acquire 48,000 shares of our common stock at $1.25 per share, such options to vest immediately and are exercisable for a four year period. According to the Circle Group Internet Inc. 1999 Stock Option Plan, options awarded to employees expire upon the termination of employment except for termination due to death, disability or retirement.

         In the event that Mr. Dabney's employment is terminated for any reason he is entitled to receive his base salary only until the date of termination. The employment agreement does not provide for any severance payments upon termination of Mr. Dabney's employment by Circle Group. Mr. Dabney has agreed to a non-competition and non-disclosure provision which continues for a period of five years beyond termination of his employment agreement.


ITEM 10. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS.

         The following table sets forth information as to the record ownership of our common stock (i) the parties named in Item 9, (ii) all of the officers and directors as a group and (iii) each person who owns more than 10% or more of our common stock:



         NAME OF OWNER                       ADDRESS OF OWNER                      AMOUNT OWNED         % OF CLASS
         -------------                       ----------------                      ------------         ----------
    Gregory J. Halpern        1011 Campus Drive, Mundelein, Illinois 60060         12,614,000 shares       63.56%
    Edward Halpern            1011 Campus Drive, Mundelein, Illinois 60060            400,000 shares        2.01%
    Michael Theriault         1011 Campus Drive, Mundelein, Illinois 60060             20,000 shares         0.1%
    All of the officers and   1011 Campus Drive, Mundelein, Illinois 60060         14,250,000 shares       71.81%
     directors as a group


                  The following table sets forth the information as to options, warrants and other rights to purchase common stock:








                                    TITLE AND AMOUNT OF SECURITIES
       NAME OF HOLDER          CALLED FOR BY OPTIONS, WARRANTS OR RIGHTS            EXERCISE PRICE PER SHARE
       --------------          -----------------------------------------            ------------------------
Gregory J. Halpern                               460,000                   400,000 at $5.50 and 60,000 at $1.25
Edward Halpern                                         0                                      ----
Michael Theriault                                380,000                                     $5.00
All of the officers and                        1,338,000                            Range from $1.25 - $5.50
directors as a group








ITEM 11. INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.




         In January, 1999 Circle Group agreed to purchase all of the issued and outstanding capital stock of On-Line Bedding/f/k/a HOS-Pillow, Corp. from Edward Halpern and Diane Halpern in exchange for 800,000 shares of common stock of Circle Group. On-Line Bedding was an S corporation prior to Circle Group's acquisition of its capital stock. On-Line Bedding distributed all of its retained earnings to its shareholders at the end of each fiscal year. Total distributions for the three fiscal years ending December 31, 1999, 1998 and 1997 were $62,298, $275,709 and $72,033, respectively. As of December 31, 1999,
On-Line Bedding had a note payable to the President of On-Line Bedding and director of Circle Group, Mr. Edward L. Halpern, in the amount of $57,429. The note was paid in full on June 5, 2000 as a result of this distribution of retained earnings. In August 2000, On-Line Bedding made a lump sum payment of $8,230 to Edward Halpern for interest related to the note.


         On February 1, 1999, we acquired 82% of PPI Capital Corp.'s issued and outstanding stock from Gregory J. Halpern, our Chairman and Chief Executive Officer, for $20,000. The purchase price was based on a fifty percent discount from the price paid for 82% of the sister shell corporation of PPI Capital paid by an unaffiliated third party in 1998. This transaction was accounted for as a dividend.


         On August 1, 1999, Gregory J. Halpern, our Chairman and Chief Executive Officer, borrowed $935,000 from Circle Group under a secured promissory note. This note bore interest at 8% per annum. As collateral for the note, Mr. Halpern granted Circle Group a first mortgage on his principal residence. This residence had a fair market value, which exceeded the principal amount of the note and, with the exception of Circle Group's mortgage, was unencumbered. The note was satisfied in full on December 7, 1999, and Circle Group has released its mortgage on the property.

         On December 16, 1999, Circle Group drew down $300,000 from a line of credit to purchase a certificate of deposit. The certificate of deposit was pledged to secure a personal line of credit of Gregory J. Halpern. The certificate of deposit paid interest yearly at 8.25% and had a maturity date of December 16, 2002. The certificate of deposit was collateralized by 50,000 shares of Circle Group's common stock owned by Gregory J. Halpern. On March 7, 2000, the certificate of deposit account was closed, and the amount of $300,000 plus interest was transferred back to Circle Group's line of credit. On April 14, 1999, Circle Group drew down again $300,000 from the line of credit to purchase a certificate of deposit to pledge as security for a personal line of credit of Gregory J. Halpern. The certificate of deposit paid interest yearly at 6.77% and had a maturity date of March 7, 2003. The certificate of deposit was collateralized by 60,000 shares of Circle Group's common stock owned by Gregory
J. Halpern. On June 15, 2000, the certificate of deposit account was closed, and the amount of $300,000 and interest was transferred back to Circle Group's line of credit.



         On May 1, 2000, Mr. Tanner, our Chief Financial Officer, executed a promissory note with Circle Group pursuant to which he borrowed $16,900 at an interest rate of 8.5% per annum. The balance at December 31, 2001 was $10,696.71. The loan is due and payable by Mr. Tanner on May 1, 2003.

ITEM 12. SECURITIES BEING REGISTERED.


         Our authorized capitalization consists of 50,000,000 shares of common stock, $.00005 par value per share, of which 19,852,935 shares are issued and outstanding as of September 30, 2001. The following sets forth certain material terms of the common stock. Common stock is the only class of capital stock of Circle Group currently authorized.


         VOTING RIGHTS. The holder of a share of common stock is entitled to one vote for all purposes. Cumulative voting is permitted in the election of directors. Accordingly, every shareholder shall have the right to vote the number of shares owned by him for as many persons as there are directors to be elected, or to cumulate their shares, and give one candidate as many votes as the number of directors multiplied by the number of his shares, or to distribute them on the same principle among as many candidates as the shareholder desires.

         DIVIDEND RIGHTS. The holder of a share of common stock is entitled to participate pro rata in dividends paid by Circle Group, which may be declared, from time to time, by the board of directors out of funds legally available for the payment of dividends. We have never paid any dividends on our common stock. The declaration in the future of any cash or stock dividends will be at the discretion of the board of directors and will depend upon the earnings, capital requirements, and financial position of Circle Group, general economic conditions, and other pertinent factors. There is no assurance that any dividends will be paid in the future as we have no present plans to pay dividends.

         LIQUIDATION RIGHTS. Each share of common stock shares pro rata with each other share of common stock, after payment of debts and liabilities, in any distribution in any liquidation of Circle Group.


         PREEMPTIVE RIGHTS, CONVERSION RIGHTS, REDEMPTION PROVISIONS, SINKING FUND PROVISION AND LIABILITY TO FURTHER CALLS AND ASSESSMENTS. There are no preemptive or conversion rights, redemption provisions, or sinking fund provisions relating to the common stock. All currently outstanding shares of common stock are fully paid and nonassessable. The rights of holders of the existing class of common stock may in the future become subject to prior and superior rights and preferences in the event the board of directors establishes one or more classes or series of capital stock of Circle Group. The board of directors has no present plan to establish any such class or series.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.


         MARKET INFORMATION. There has previously been no market for our common stock. We currently intend to pursue a listing on the NASD's Electronic OTC Bulletin Board. We are not currently able to apply for quotation on NASD's Electronic OTC Bulletin Board because a market maker must file an application on our behalf to make a market in our common stock. Even if our common stock is accepted for listing and a market maker agrees to file an application on our behalf, we do not know if a trading market for our common stock will ever be established. Because we did not undertake an initial public offering, we do not have the support of an underwriter who could help us in gaining recognition with individual investors. We do not know of any analysts who intend to institute coverage on our common stock if it should be included for listing. Both of these factors are important in establishing a liquid trading market for our common stock. The absence of any meaningful market in our common stock will adversely affect our stockholders' ability to sell the common stock in the future.


         OPTIONS. We have outstanding options to acquire an aggregate of 2,000,020 shares of common stock as of December 31, 2000 at an average exercise price of $4.73.

         WARRANTS. We also have outstanding warrants to purchase an aggregate of 908,720 shares of our common stock, exercisable at $0.625 per share, which are exercisable until March 2002 and were issued by us in March 1999 to consultants who rendered various services to us. The warrants may be exercised from time to time by the holders until their expiration date, and may be transferred at the discretion of the holders. The warrants also contain customary anti-dilution provisions in the event that we declare a stock split or stock dividend or that we otherwise recapitalize Circle Group. On September 1, 2000, we issued 12,000 warrants exercisable at $5.00 a share, which are exercisable until August 2003, in exchange for various financial and operational consulting services. These warrants are in addition to the 908,720 issued in March 1999.

         HOLDERS. There are currently approximately 560 record holders of our common stock.

ITEM 2.  LEGAL PROCEEDINGS.



         In November 2000, we terminated the employment of Mr. Frank Menon, our former president. In November 2000, Circle Group filed a complaint in the Circuit Court for the Nineteenth Judicial Circuit against Mr. Menon alleging, among other things: (1) misappropriation of trade secrets, (2) breach of fiduciary duty, (3) defamation, (4) tortious interference with contract and prospective business relations, and (5) breach of employment contract. Subsequently, Mr. Menon filed a counter-claim against Circle Group and Gregory
J. Halpern, individually, alleging: (1) violation of wage payment and collection act, (2) defamation, (3) breach of contract, and (4) breach of oral contract and
(5) fraud. Mr. Menon also filed a derivative action against Circle Group and Gregory J. Halpern on behalf of all shareholders of the company. Two counts in Mr. Menon's counterclaim, for defamation and breach of oral contract, were dismissed with prejudice by the court on August 16, 2001. The fraud and breach of contract claims were dismissed without prejudice. The wage payment and collection act claim is still pending. In addition, the court also dismissed Mr. Menon's motion to disqualify Circle Group's counsel and awarded fees to Circle Group for Mr. Menon's failure to provide proper verification of his motion. The company intends to vigorously defend against Mr. Menon's remaining claims.


         In our court filings, we have requested that the court permanently prohibit Mr. Menon from disparaging our business and goods and services and have requested such further injunctive relief as the Court deems just and appropriate. In addition, we are seeking monetary damages to be proven at trial, punitive damages and reasonable attorneys' fees and costs. Mr. Menon is also seeking monetary damages in the amount of $70,831 and such other relief as the court shall deem proper.

         In September 2000, we assisted with a private placement for Maxcess, Inc. in which we raised approximately $3,000,000. In May 2001, we filed a complaint in the Nineteenth Judicial Circuit against Maxcess and certain of its principals for unpaid compensation due to us in connection with the private placement. We received an answer to our complaint and we are currently in discovery. We are asking to be compensated approximately $180,000 for unpaid commissions and approximately 265,000 options to purchase common stock.

         It is management's opinion that these legal proceedings will not have a material adverse affect on the financial position of the company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Circle Group's principal independent accountant for the years ended December 31, 1998 and 1999 was Harold Y. Spector, CPA. On September 30, 2000, we terminated the engagement of Harold Spector as our principal independent accountant in order to locate a larger and more experienced accounting firm that could better serve our growing company. While we still employ Harold Spector to provide various services to us, he is no longer our principal accountant.

         During the fiscal year ended December 31, 1999, the financial statements of the company did not contain any adverse opinion or disclaimer of opinion and were not modified as to uncertainty, audit scope, or accounting principles. During the year ended December 31, 1999, and from that date to the present, there were no disagreements with Harold Spector on any matter of accounting principles, financial statement disclosure, or auditing scope or procedure, which if not resolved to Harold Spector's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its audit report.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         The following is a list of equity securities sold within the past three years that were not registered under the Securities Act of 1933, as amended.



         In January 1999, we completed a self-underwritten offering of 2,000,000 shares of our common stock in an offering exempt from registration under Regulation A of the Securities Act of 1933, as amended, at an offering price of $1.25 per share, resulting in gross proceeds of $2,500,000. Of the 411 purchasers in the offering, 405 and 6 were natural persons and corporations, respectively, each meeting the accredited investor definition under Rule 501(a) of Regulation D. We used the proceeds for salaries, marketing, accounts payable, product development, working capital, build out leased premises, office and computer equipment, and acquisition of other businesses.


         In January 1999, we issued 800,000 shares of our common stock at $1.25 per share, to Edward Halpern and Diane Halpern, in connection with the purchase of On-Line Bedding Corp. The stock was issued under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.


         Between March 1 and March 15, 1999, we sold 306,960 shares of our common stock in an offering exempt from registration under Rule 506 of Regulation D at an offering price of $1.25 per share, resulting in gross proceeds of $383,700. All of the 50 purchasers were natural persons meeting the accredited investor definition under Rule 501(a) of Regulation D. We paid no underwriting fees, discounts or commissions in connection with the offering. The proceeds were used to launch CGI Capital.

         Between April 1, 1999 and July 22, 1999, we sold 2,464,400 shares of our common stock in an offering exempt from registration under Rule 506 of Regulation D at an offering price of $5.00 per share, resulting in $12,322,000 in proceeds. Of the 62 purchasers in the offering, 52 and 8 were natural persons and corporations, respectively, and two were venture capital funds, each meeting the accredited investor definition under Rule 501(a) of Regulation D. We used a portion of the proceeds for the development and marketing of our Internet viewing software. The balance of these proceeds were used for general working capital purposes.


         In the year ended December 31, 1999, we issued 168,000 shares of our common stock at $5.00 per share to 26 employees as signing bonuses. We also issued 6,000 shares at $5.00 per share to one consultant as partial payment for professional services rendered. The stock was issued under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.


         In the year ended December 31, 2000, we issued 54,000 shares of our common stock at $5.00 per share to 25 employees as signing bonuses. We also issued 16,576 shares at $5.00 per share to two consultants as partial payment for professional services rendered. The stock was issued under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.


         During the nine months ended September 30, 2001, we issued 20,000 shares of our common stock at $5.00 per share to 6 employees as signing bonuses. We also issued 16,999 shares at $5.00 per share to two consultants as partial payment for professional services rendered. The stock was issued under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.



ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 8.75 of the Illinois Business Corporations Act permits indemnification of officers and directors of domestic or foreign corporations under certain circumstances and subject to certain limitations. Circle Group's bylaws allow for indemnification of directors, officers and employees to the maximum extent provided by the Illinois Business Corporation Act.


         Section 8.75 of the Illinois Business Corporation Act empowers Illinois corporations to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of Circle Group, or is or was serving at the request of Circle Group as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, so long as such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Circle Group and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. For actions or suits by or in the right of Circle Group, no indemnification is permitted in respect of any claim, issue or matter as to which such person is adjudged to be liable to Circle Group, unless and only to the extent that, the court in which the applicable action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper. Any indemnification (unless ordered by a court) will be made by Circle Group only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct described above. A determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of the directors who are not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable or if such directors so direct, by independent legal counsel in a written opinion, or
(3) by the shareholders. To the extent that a director, officer, employee or agent of Circle Group has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding described above or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any bylaws, agreement, vote of shareholders or otherwise. Section 8.75 also authorizes Circle Group to buy and maintain insurance on behalf of any director, officer, employee or agent of Circle Group, or a person who is or was serving at the request of Circle Group as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of the person's status as such, whether or not Circle Group has the power to indemnify the person against such liability.

                                    PART F/S


                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIAIRIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Consolidated Balance Sheet (unaudited) as of September 30, 2001.................................................F-2

Consolidated Statements of Operations (unaudited) for the nine month period ended September 30, 2001 and September 30, 2000 .........................................................F-3

Consolidated Statements of Cash Flows (unaudited) for the nine month period ended September 30, 2001 and September 30, 2000 ................................................F-4 - F-5

Notes to Interim Unaudited Consolidated Financial Statements ...................................................F-6

Independent Auditor's Report of McGladrey & Pullen, LLP .......................................................F-15

Consolidated Balance Sheets as of December 31, 2000
and December 31, 1999 .........................................................................................F-16

Consolidated Statements of Operations for the years ended
December 31, 2000 and December 31, 1999 .......................................................................F-18

Consolidated Statements of Changes in Stockholders' Equity
for the years ended December 31, 2000 and December 31, 1999 ...................................................F-19

Consolidated Statements of Cash Flows for the years
ended December 31, 2000 and December 31, 1999 .............................................................F-20 - F-21

Notes to Consolidated Financial Statements ....................................................................F-22

Independent Auditor's Report of Harold Y. Spector C.P.A. ......................................................F-37

                   CIRCLE GROUP INTERNET INC. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEET (Unaudited)
                               September 30, 2001

                                                               Restated
                                                              -----------

                              ASSETS
Current Assets
  Cash and Cash Equivalents                                   $ 1,190,478
  Accounts Receivable                                             102,699
  Interest Receivable and Others                                   10,000
  Employee Loans and Advances                                      40,492
  Inventories                                                      38,667
                                                              -----------
    Total Current Assets                                        1,382,336
                                                              -----------

Property and Equipment, net                                     1,108,616
                                                              -----------

Other Assets
  Available-for-sale Securities                                   306,673
  Notes Receivable, net of allowance for loan
   losses of $100,000                                             750,000
  Deposits and Others                                              44,773
  Software Development Costs, net of accumulated
   amortization of $2,603                                          49,465
  Goodwill, net of accumulated amortization
   of $4,824                                                       27,336
                                                              -----------
    Total Other Assets                                          1,178,247
                                                              -----------

TOTAL ASSETS                                                   $3,669,199
                                                              ===========

             LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities,
  Accounts Payable and Accrued Expenses                       $   271,950

Long-Term Liabilities                                                  --
                                                              -----------

    Total Liabilities                                             271,950
                                                              -----------

Stockholders' Equity
  Common Stock, $.00005 par value; 50,000,000
   shares authorized; 19,852,935 shares issued
   and outstanding                                                    993
  Additional Paid-in Capital                                   18,433,689
  Treasury Stock, at cost                                         (11,269)
  Accumulated Deficit                                         (14,832,837)
  Accumulated other comprehensive loss                           (193,327)
                                                              -----------
    Total Stockholders' Equity                                  3,397,249
                                                              -----------


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $3,669,199
                                                              ===========

    The accompanying notes are an integral part of these financial statements

                   CIRCLE GROUP INTERNET INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                     For Three Months ended        For Nine Months ended
                                                           September 30,               September 30,
                                                       2001           2000          2001          2000
                                                   ------------    ----------   -----------    -----------
                                                                                                (Restated)
Revenues
  Products                                         $    182,403    $  307,002   $   422,951    $   900,114
  Services                                                3,251       178,199        22,976        484,014
                                                   ------------    ----------   -----------    -----------
    Total Revenues                                      185,654       485,201       445,927      1,384,128
                                                   ------------    ----------   -----------    -----------

Cost of Revenues
  Products                                              140,681       225,887       339,610        644,771
  Services                                              226,137       437,993       713,487      1,268,013
                                                   ------------    ----------   -----------    ----------
    Total Costs of Revenues                             366,818       663,880     1,053,097      1,912,784

Selling, General and Administrative Expenses          1,522,344       793,961     3,069,240      2,813,214
                                                   ------------    ----------   -----------    -----------

    Total Costs and Expenses                          1,889,162     1,457,841     4,122,337      4,725,998
                                                   ------------    ----------   -----------    -----------

Loss from Operations                                 (1,703,508)     (972,640)   (3,676,410)    (3,341,870)
                                                   ------------    ----------   -----------    -----------

Other Income (Expenses)
  Other Income                                            5,678             0         8,358          2,259
  Interest Income                                        81,531        69,141       181,959        346,554
  Recovery of Bad Debt                                  200,000             0       200,000              0
  Loss on Disposal of Assets                                  0          (117)            0           (117)
  Interest Expense                                            0        (8,230)            0        (34,227)
                                                   ------------    ----------   -----------    -----------
    Total Other Income (Expenses)                       287,209        60,794       390,317        314,469


Net Loss                                           $ (1,416,299)   $ (911,846)  $(3,286,093)   $(3,027,401)
                                                   ============    ==========   ===========    ===========

Loss per Share - Basic and Diluted                 $      (0.07)   $    (0.05)  $     (0.17)   $     (0.15)
                                                   ============    ==========   ===========    ===========

Weighted Average Number of Shares                    19,852,935    19,789,360    19,846,321     19,784,693
                                                   ============    ==========   ===========    ===========

   The accompanying notes are an integral part of these financial statements

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                   For Nine Months ended
                                                                      September 30,
                                                                  2001             2000
                                                               -----------      -----------
                                                                                 (Restated)
CASH FLOW FROM OPERATING ACTIVITIES:
  Net Loss                                                     $(3,286,093)     $(3,027,401)
  Adjustments to reconcile net loss to net
   cash used in operations:
   Depreciation and Amortization                                   196,566          173,270
   Amortization of Loan Origination Fee                                  0         (116,364)
   Provision for Loan Losses                                      (200,000)         516,364
   Noncash Expenses                                                184,995          210,000
   Other noncash adjustments                                             0           (2,259)
   Loss on Disposal of Investments                                   2,559              117
   Impairment of Investments                                     1,000,000                0
   (Increase) Decrease in:
     Accounts Receivable                                           (28,669)           2,462
     Interest Receivable, Prepaid and Others                        86,262         (875,520)
     Inventories                                                         0          (24,249)
     Investments - Stock Received for Services                   1,043,758        1,080,000
   Increase (Decrease) in:
     Accounts Payable and Accrued Expenses                        (293,057)          17,296
     Deferred Revenue                                           (1,043,758)      (1,080,000)
                                                               -----------      -----------

 Cash Flows (used in) Operating Activities                      (2,337,437)      (3,126,284)
                                                               -----------      -----------

CASH FLOW FROM INVESTING ACTIVITIES:
  Employee Loan and Advance                                          5,757           (9,044)
  Purchase of Property and Equipment                              (228,305)        (129,582)
  Capitalized Software Development Costs                           (52,068)               0
  Advances for Notes Receivable                                          0       (1,150,000)
  Payment received from Notes Receivable                           200,000                0
  Purchase of Investments                                                0       (1,000,000)
  Proceeds from Sales of Investments                                33,441                0
  Payment on Certificate of Deposit                                      0        1,376,773
                                                               -----------      -----------

Net Cash (used in) Investing Activities                            (41,175)        (911,853)
                                                               -----------      -----------

CASH FLOW FROM FINANCING ACTIVITIES
  Payments on Line of Credit                                             0         (800,000)
  Repayment on Note Payable to Shareholder                               0          (57,429)
                                                               -----------      -----------

Net Cash (used in) Financing Activities                                  0         (857,429)
                                                               -----------      -----------

NET DECREASE IN CASH AND CASH EQUIVALENTS                       (2,378,612)      (4,895,566)

CASH AND CASH EQUIVALENTS BALANCE AT BEGINNING OF PERIOD         3,569,090        8,820,024
                                                               -----------      -----------

CASH AND CASH EQUIVALENTS BALANCE AT END OF PERIOD             $ 1,190,478      $ 3,924,458
                                                               ===========      ===========

   The accompanying notes are an integral part of these financial statements

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Continued)
                                   (Unaudited)

                                                                          For Nine Months ended
                                                                             September 30,
                                                                             2001       2000
                                                                          ---------   ---------
                                                                                      (Restated)
SUPPLEMENTAL DISCLOSURES:
 Interest paid                                                            $       0   $  38,001
                                                                          ==========  =========
 Income Taxes paid (refund)                                               $ (84,179)  $ 793,594
                                                                          ==========  =========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
 Issuance of stock for:
    Employee Compensation                                                 $ 100,000   $ 210,000
    Legal and Professional Fees                                              84,995           0
                                                                          ---------   ---------
                                                                          $ 184,995   $ 210,000
                                                                          ==========  =========

Treasury stock acquired for an employee loan                              $       0   $  11,269
                                                                          =========   =========

Conversion of note receivable and interest receivable into investment:
   Note Receivable, net                                                   $       0   $      --
   Interest Receivable                                                            0     113,096
                                                                          ---------   ---------
                                                                          $       0   $ 113,096
                                                                          =========   =========

An employee loan incurred for a disposal of asset:
   Book value of asset                                                    $       0   $     817
   Loss on Disposal of asset                                                      0        (117)
                                                                          ---------   ---------
                                                                          $       0   $     700
                                                                          =========   =========

   The accompanying notes are an integral part of these financial statements

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Circle Group Internet, Inc. and subsidiaries (the "Company") is an Internet company with e-finance, business consulting, e-tailer and software development divisions.

A summary of significant accounting policies follows.

Presentation of Interim Information

In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations of the Corporation for the periods presented have been included. Interim results are not necessarily indicative of results for a full year.

Principle of Consolidation and Presentation

The accompanying consolidated financial statements include the accounts of Circle Group Internet, Inc. and its subsidiaries, On-Line Bedding Corporation, PPI Capital Corp., CGI Capital, Inc. (FKA CGI Securities, Inc.), Veridisc Corporation, and CGI Total Media, Inc. after elimination of all intercompany accounts and transactions. Certain prior period balances have been reclassified to conform to the current period presentation.

Available-for-Sale Securities

Securities available for sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific-identification method.

Declines in the fair value of individual available for sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses.

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New Accounting Standards

In June 2001, Statement of Financial Accounting Standards ("SFAS") No.141, "Business Combinations" was issued establishing accounting and reporting standards requiring all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. SFAS No. 141 is effective for the Company for the fiscal quarter beginning July 1, 2001. The impact of this statement is dependent on future acquisition activity.

Also in June 2001, SFAS No. 142 "Goodwill and Other Intangible Assets" was issued effective for the first period of all fiscal years beginning after December 15, 2001, with early adoption permitted for entities with Fiscal years beginning after March 15, 2001. SFAS No. 142 addresses how acquired intangible assets should be accounted for in financial statements upon their acquisition, and also how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. In general, non-goodwill intangible assets are to be amortized in accordance with their estimated useful lives. In addition, amortization of goodwill has been eliminated, with capitalized goodwill now being subjected to at least an annual assessment for impairment. A two-step process is to be used to determine, first whether an impairment exists, and then whether an adjustment is required. SFAS No. 142 is effective for the Company for the fiscal quarter beginning January 1, 2002. The Company has not yet quantified the impact of adopting this statement on its financial position or results of its operations.

In September 2000, SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued effective for all related transactions occurring after March 31, 2001. The statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The new statement, while largely including the provisions of SFAS No. 125, revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain additional disclosure. The statement was effective for the Company for the fiscal quarter beginning April 1, 2001 and the Company believes the adoption will not have a significant impact on its financial position.

In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued effective for all fiscal periods beginning after June 15, 1999. In June 1999, SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of SFAS No. 133" was issued to amend SFAS No. 133 to be effective for all fiscal years beginning after June 15, 2000. In June 2000, SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" was issued further amending SFAS No. 133. SFAS No. 133 and SFAS No. 138 establish accounting and reporting standards requiring that every derivative instrument

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New Accounting Standards (Continued)

be recorded in the balance sheet as either an asset or liability measured at its fair value. The statements require that changes in the derivative's fair value be recognized currently in earnings unless specific accounting criteria are met and the hedge is considered to be highly effective. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The statements were effective for the Company for the fiscal quarter beginning January 1, 2001 and the Company believes the adoption will not have a significant impact on its financial position.

NOTE 2  - AVAILABLE-FOR-SALE SECURITIES

On February 20, 2001, the Company converted its Series A 8% Cumulative Convertible Preferred Stock investment into 90,198 common shares of Startech Environmental Corp. The stock has been registered in a 1933 Act registration statement. The common stock trades on the NASDAQ Small Cap trading system under the symbol "STHK." The Company classifies this investment as "Available for Sale" and the security is marked to market on a quarterly basis.

                                              Gross
                           Amortized        Unrealized          Fair
                             Cost             Losses            Value
                           ---------        ----------         --------
Equity Securities          $ 500,000        $ (193,327)       $ 306,673

NOTE 3 - LONG-TERM INVESTMENTS

The Company owns 533,333 shares of an associated non-public telecommunications company. There is no market for its shares. The company previously valued the holding at $2,000,000, which equated the price at which the shares were selling in concurrent private placements when acquired. The associated company has ceased operations. At September 30, 2001 the Company reduced the value of this holding to $0, to recognize a loss on investment that management determined to be other than temporary.

Per a settlement agreement, the Company returned all of the shares of another associated non-public company to recover a note receivable of $200,000 plus accrued interest. The investment in the associated company was valued at $43,758 on the Company financial statements. (See Note 5)

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - COMPREHENSIVE LOSS

The components of the Company's comprehensive loss are as follows:

                                  Three Months ended        Nine Months ended
                                     September 30,            September 30,
                                    2001       2000          2001        2000
                              -----------   ---------  -----------  -----------
Net Loss                      $(1,416,299)  $(911,846) $(3,286,093) $(3,027,401)
Unrealized Loss on
  available for sale securities  (131,689)         --     (193,327)
                              -----------   ---------  -----------  -----------
Comprehensive Loss            $(1,547,988)  $(911,846) $(3,479,420) $(3,027,401)
                              ===========   =========  ===========  ===========


Due to the Company's net loss for each of the periods presented above, there are no tax effects allocated to any components of comprehensive net loss for each of the periods.

NOTE 5 - NOTES RECEIVABLE

In August of 2001, the Company entered into a settlement agreement with an associated company. The associated company agreed to repay the entire principal amount and all accrued interest owed on a prior bridge loan made by the Company. In return, the Company agreed to return to the associated company all shares of the common stock of the associated company owned by the Company. On July 27, 2001, the Company received an interest payment of $38,340 from the associated company on the note receivable that brought the interest owed current at that date. On August 14, 2001, the Company received a principal and interest payment of $220,958 on the note receivable, which represents payment in full on the note. The note receivable was previously fully reserved for losses.

On August 31, 2001, the Company received an interest payment of $3,333 on a note receivable that is fully reserved for losses. If interest on this note had been accrued at its original rate, such income would have approximated $834 as of September 30, 2001.

NOTE 6 - NONCASH FINANCING ACTIVITIES

During the nine months ended September 30, 2001, the Company issued 20,000 shares of common stock at $5 per share to employees as a signing bonus. The entire amount of $100,000 was charged to operations.

The Company also issued 16,999 shares of common stock to a consultant as partial payment for professional services rendered. The fair value of the stock at the time of issuance was $5 per share. The total amount of $84,995 was charged to operations.

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - NET LOSS PER SHARE

Net loss per share is computed based on the weighted average number of shares of common stock outstanding during the period. Basic net loss per share for three months ended September 30, 2001 and 2000 was $0.07 and $0.05 for both periods. Basic net loss per share for nine months ended September 30, 2001 and 2000 is $0.17 and $0.15, respectively. Net loss per share does not include options and warrants, as they would be anti-dilutive in 2001 and 2000 due to the net loss in those periods.

                                            Three Months ended           Nine Months ended
                                               September 30,               September 30,
                                           2001          2000           2001           2000
                                        -----------   -----------    ---------      -----------
Numerator:
  Net Loss                              $(1,416,299)  $  (911,846)   $(3,286,093)   $(3,027,401)
                                        -----------   -----------    -----------    -----------
Denominator:
  Weighted average of common Shares      19,852,935    19,789,360     19,846,321     19,784,693
                                        -----------   -----------    -----------    -----------
Basic and Diluted net loss per share    $     (0.07)  $     (0.05)   $     (0.17)   $     (0.15)
                                        -----------   -----------    -----------    -----------

NOTE 8 - SEGMENT INFORMATION

Description of products and services from reportable segments:

The Company organizes its business units into four reportable segments: e-finance, business consulting, e-tailer and software development.

Measurement of segment profit or loss and segment assets:

Circle Group Internet reviews the operating companies income to evaluate segment performance and allocate resources. Operating companies' income for the reportable segments excludes income taxes, minority interest and amortization of goodwill. Provision for income taxes is centrally managed at the corporate level and, accordingly, such items are not presented by segment. The segments' accounting policies are the same as those described in the summary of significant accounting policies.

Intersegment transactions: Intersegment transactions are recorded at cost.

Factors management used to identify the reportable segments:

Circle Group Internet's reportable segments consist of a wholly owned distributor of pillows, blankets and other bedding products to airlines, hospitals and other commercial and institutional customers and an investment banking subsidiary that is a fully licensed broker-dealer with activities focused on the internet sector and, more generally, on issuers who seek to market their stock offerings to investors with a technology interest.

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - SEGMENT INFORMATION (Continued)

The software development subsidiary produces and markets a patent-pending digital rights management (DRM) system that guides consumers to register and authorize access to multimedia content and commercial software via the Internet when utilizing the material on their computers. The corporate operations consist of formal and informal operational consulting services provided to client companies and support services provided to the operating segments.

Summarized financial information of the Company's results by operating segment is as follows:

                                    For Three Months ended            For Nine Months ended
                                         September 30,                     September 30,
                                     2001            2000              2001             2000
                                  -----------     -----------      -----------      -----------
Net Revenue:
  E-Finance                       $         0     $   173,479      $         0      $   426,744
  Business Consulting                   3,251           4,720           22,976           57,270
  E-tailer                            182,403         307,002          422,951          900,114
  Software Development                     --              --               --               --
                                  -----------     -----------      -----------      -----------
                                  $   185,654     $   485,201      $   445,927      $ 1,384,128
                                  ===========     ===========      ===========      ===========
Operating Income (Loss):
  E-Finance                       $(1,005,730)    $   166,575      $(1,011,282)     $  (119,925)
  Business Consulting                (713,811)     (1,196,085)      (2,445,560)      (3,405,883)
  E-tailer                             27,290          57,406           39,689          185,546
  Software Development                (10,721)             --         (257,649)              --
                                  -----------     -----------      -----------      -----------
                                  $(1,702,972)    $  (972,104)     $(3,674,802)     $(3,340,262)
                                  ===========     ===========      ===========      ===========
Net Income(Loss) Before Taxes:
  E-Finance                       $  (713,916)    $   209,002      $  (644,586)     $    42,581
  Business Consulting                (721,409)     (1,172,312)      (2,432,555)      (3,252,149)
  E-tailer                             30,283          52,000           50,305          183,775
  Software Development                (10,721)             --         (257,649)              --
                                  -----------     -----------      -----------      -----------
                                   (1,415,763)       (911,310)      (3,284,485)      (3,025,793)
  Amortization of Goodwill               (536)           (536)          (1,608)          (1,608)
                                  -----------     -----------      -----------      -----------
Consolidated net loss before
  Income Taxes                    $(1,416,299)    $  (911,846)     $(3,286,093)     $(3,027,401)
                                  ===========     ===========      ===========      ===========

                                         September 30,
                                     2001             2000
                                  ----------      -----------
Total Assets
  E-Finance                       $  929,828      $ 4,588,054
  Business Consulting              2,232,036        8,388,066
  E-Tailer                           457,870          355,911
  Software                        $   49,465               --
                                  -----------     -----------
                                  $3,669,199      $13,332,031
                                  ==========      ===========

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - COMPLIANCE WITH THE INVESTMENT COMPANY ACT OF 1940

The staff of the investment management division of the Securities and Exchange Commission has notified the Company that it may be deemed an "investment company" under the Investment Company Act of 1940. The Investment Company Act of 1940 restricts the operations of companies that are deemed to be "investment companies". The Company has accepted restricted securities as compensation for consulting services. The amount of securities accepted as compensation may result in the Company being deemed an "investment company", which would require it to register as an investment company or elect to be treated as a business development company under the Investment Company Act, both of which are inconsistent with its business model. If the Company is unable to comply with the restrictions imposed by the Investment Company Act, it would be required to restructure its operations, which could have a detrimental impact on its business. Circle Group is currently restructuring its holdings so as not to be deemed an "investment company."

NOTE 10 - LEGAL PROCEEDINGS

In September 2000, CGI Capital, Inc. entered into an introducing agreement with an associated company, whereby CGI Capital would be paid a commission based on total capital raised from all introductions made by CGI Capital to the associated company. Introductions by CGI Capital resulted in approximately $3,000,000 being raised for the associated company. In May 2001, CGI Capital filed a formal complaint against the associated company and certain of its principals for unpaid compensation due to the Company in connection with the capital raise. The complaint asks that CGI Capital, Inc. be compensated with approximately $180,000 in cash for unpaid commissions and approximately 265,000 options to purchase the common stock of the associated company.

                           CIRCLE GROUP INTERNET, INC.
                                AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

                                    CONTENTS
---------------------------------------------------------------------




INDEPENDENT AUDITOR'S REPORT                                     F-15
---------------------------------------------------------------------

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheets                               F-16 - F-17

Consolidated statements of operations                            F-18

Consolidated statements of changes in stockholders' equity       F-19

Consolidated statements of cash flows                     F-20 - F-21

Notes to consolidated financial statements                F-22 - F-36
---------------------------------------------------------------------

                      [McGLADREY & PULLEN, LLP LETTERHEAD]

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Circle Group Internet, Inc. and Subsidiaries
Mundelein, Illinois

We have audited the accompanying consolidated balance sheet of Circle Group Internet, Inc. and Subsidiaries as of December 31, 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Circle Group Internet, Inc. and Subsidiaries for the year ended December 31, 1999, were audited by other auditors whose report, dated January 4, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Circle Group Internet, Inc. and Subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the financial statements for the years ended December 31, 2000 and 1999, were restated to properly reflect management's estimates of collectibility of certain assets.

                                                     [SIGNATURE GRAPHIC OMITTED]

Chicago, Illinois
May 22, 2001 except for Notes 2, 3 and 4, as to which the date is January 18, 2002.

CIRCLE GROUP INTERNET INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (RESTATED)
DECEMBER 31, 2000 AND 1999






ASSETS                                                                       2000            1999
-----------------------------------------------------------------------------------------------------
Current Assets
 Cash and cash equivalents                                              $ 3,569,090       $ 8,820,024
 Restricted cash - certificate of deposit                                        --         1,076,773
 Accounts receivable                                                         74,030            87,942
 Interest receivable and other assets                                       111,262            44,219
 Employee loans and advances                                                 46,249            68,231
 Notes receivable, net of allowance for loan losses of $300,000
  net of unamortized loan origination fees of $116,364 in 1999                   --                --
 Inventories                                                                 38,667            14,418
                                                                        -----------------------------

      TOTAL CURRENT ASSETS                                                3,839,298        10,111,607
                                                                        -----------------------------

Property and Equipment, net of accumulated
 depreciation 2000 $439,957; 1999 $200,595                                1,071,498           994,087
                                                                        -----------------------------

Other Assets
 Investments                                                              2,579,758         6,599,578
 Certificate of deposit                                                          --           300,000
 Notes receivable-noncurrent                                                750,000                --
 Deposits                                                                    30,941            44,474
 Goodwill, net of accumulated amortization
  2000 $3,216; 1999 $1,072                                                   28,944            31,088
                                                                        -----------------------------
                                                                          3,389,643         6,975,140
                                                                        -----------------------------
                                                                        $ 8,300,439       $18,080,834
                                                                        =============================


See Notes to Consolidated Financial Statements.


LIABILITIES AND STOCKHOLDERS' EQUITY                                 2000             1999
----------------------------------------------------------------------------------------------
Current Liabilities
 Accounts payable and accrued expenses
  and other liabilities                                        $    565,007       $   129,265
 Line of credit                                                          --           800,000
 Note payable-stockholder                                                --            57,429
                                                               ------------------------------


        TOTAL CURRENT LIABILITIES                                   565,007           986,694

Long-Term Liabilities
 Deferred revenue                                                 1,043,758         6,099,578
                                                               ------------------------------

        TOTAL LIABILITIES                                         1,608,765         7,068,272
                                                               ------------------------------

Stockholders' Equity
 Common stock, $.00005 par value; authorized 50,000,000
  shares; issued and outstanding 2000 19,817,936 shares;
  1999 19,747,360 shares                                                991               987
 Additional paid-in capital                                      18,248,696        17,885,920
 Treasury stock, at cost                                            (11,269)               --
 Accumulated deficit                                            (11,546,744)       (6,892,345)
                                                               ------------------------------
                                                                  6,691,674        10,994,562
                                                               ------------------------------

                                                               $  8,300,439       $18,080,834
                                                               ==============================

CIRCLE GROUP INTERNET INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (RESTATED)
YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                                         2000           1999
--------------------------------------------------------------------------------------------------
Revenues:
 Products                                                          $   1,048,987     $   1,028,640
 Services                                                                480,005           428,254
                                                                   -------------------------------
                                                                       1,528,992         1,456,894
                                                                   -------------------------------

Cost of revenues:
 Products                                                                732,764           827,843
 Services                                                              1,523,440         1,085,746
                                                                   -------------------------------
                                                                       2,256,204         1,913,589
                                                                   -------------------------------


Operating expenses:
 Selling, general and administrative                                   4,126,197         5,607,589
 Impairment loss on investment in associated companies                    84,000                --
                                                                   -------------------------------
                                                                       4,210,197         5,607,589
                                                                   -------------------------------


      OPERATING (LOSS)                                                (4,937,409)       (6,064,284)
                                                                   -------------------------------

Other income (expenses):
 Other income (expense), net                                             (12,481)           (1,736)
 Interest income                                                         329,718           360,650
 Interest expense                                                        (34,227)          (12,014)
                                                                   -------------------------------
                                                                         283,010           346,900
                                                                   -------------------------------

      NET (LOSS)                                                   $  (4,654,399)    $  (5,717,384)
                                                                   ===============================

Loss per Share - Basic and Diluted                                 $       (0.24)    $       (0.31)
                                                                   ===============================

Weighted Average Number of Shares                                     19,788,241        18,244,110
                                                                   ===============================


See Notes to Consolidated Financial Statements.

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (RESTATED) YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                     Common Stock          Paid-in         Accumulated     Treasury
                                                   Shares     Amount       Capital           Deficit        Stock          Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                      14,702,680   $  735    $  2,187,538    $  (1,173,441)   $      --    $  1,014,832

 Stock Issued                                      4,070,680      204      13,318,708               --           --      13,318,912
 Stock Issued to acquire On-Line
  Bedding Corporation                                800,000       40             (40)              --           --              --

 Dividend to acquire PPI Capital Corp.                    --       --              --           (1,120)          --          (1,120)

 Stock issued for employee compensation              168,000        8         554,992               --           --         555,000

 Stock issued for services                             6,000       --          30,000               --           --          30,000

 Warrants issued for services                             --       --       1,794,722               --           --       1,794,722

 Minority interest in net loss of subsidiary              --       --              --             (400)          --            (400)

 Net loss                                                 --       --              --       (5,717,384)          --      (5,717,384)
                                                  ----------------------------------------------------------------------------------

Balance at December 31, 1999                      19,747,360      987      17,885,920       (6,892,345)          --      10,994,562


 Stock issued for employee compensation               54,000        3         269,997               --           --         270,000

 Stock issued for services                            16,576        1          82,879               --           --          82,880

 Acquisition of 2,000 shares of stock                     --       --              --               --      (11,269)        (11,269)

 Warrants issued for services                             --       --           9,900               --           --           9,900

 Net loss                                                 --       --              --       (4,654,399)          --      (4,654,399)
                                                  ----------------------------------------------------------------------------------

Balance at December 31, 2000                      19,817,936   $  991    $ 18,248,696    $ (11,546,744)   $ (11,269)   $  6,691,674
                                                  ==================================================================================


See Notes to Consolidated Financial Statements.

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (RESTATED)
YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                                                2000           1999
-------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:

Net (loss)                                                               $  (4,654,399)  $  (5,717,384)
 Adjustments to reconcile net (loss) to net
  cash (used in) operations:
  Depreciation and amortization                                                 245,485         142,949
  Impairment of investments                                                     197,096              --
  Amortization of loan origination fee                                               --         (43,636)
  Recognition of loan origination fee on conversion                            (116,364)
  Allowance for loan losses                                                     516,364       1,888,636
  Stock issued for employee compensation                                        270,000         555,000
  Stock issued for services                                                      82,880          30,000
  Warrants issued for services                                                    9,900       1,794,722
  Other                                                                          (1,674)          2,136
  Minority interest in net loss of subsidiary                                        --            (400)
  (Increase) decrease in:
    Accounts receivable                                                          13,912         (47,891)
    Interest receivable and other assets                                       (168,163)        (73,664)
    Inventories                                                                 (24,249)         31,910
    Investments - stock received for services                                 4,855,330      (6,099,578)
  Increase (decrease) in:
    Accounts payable, accrued expenses and other liabilities                    435,742         (29,286)
    Deferred revenue                                                         (4,855,330)      6,099,578
                                                                          -----------------------------
     CASH FLOWS (USED IN) OPERATING ACTIVITIES                               (3,193,470)     (1,466,908)
                                                                          -----------------------------

Cash Flows From Investing Activities:

  Employee loans and advances                                                    10,713         (68,231)
  Purchase of property and equipment                                           (318,571)     (1,109,281)
  Proceeds from disposition of property and equipment                             1,050              --
  Advances for notes receivable                                              (1,150,000)     (1,845,000)
  Purchase of investments                                                    (1,120,000)       (500,000)
  (Increase) decrease in certificate of deposit                                 300,000        (300,000)
  Investments in subsidiaries                                                        --         (46,400)
  Restricted cash - certificate of deposit                                    1,076,773      (1,076,773)
                                                                          -----------------------------
     CASH FLOWS (USED IN) INVESTING ACTIVITIES                               (1,200,035)     (4,945,685)
                                                                          -----------------------------

Cash Flows From Financing Activities:

  Net proceeds from sales of stock                                                   --      13,318,912
  Dividends paid                                                                     --         (20,000)
  Borrowings (payments) on line of credit                                      (800,000)        800,000
  Borrowings (repayments) on note payable to stockholder                        (57,429)         57,429
                                                                          -----------------------------
     CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES                     (857,429)     14,156,341
                                                                          -----------------------------

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                          2000            1999
----------------------------------------------------------------------------------------------------
         NET DECREASE (INCREASE) IN CASH AND CASH EQUIVALENTS        $  (5,250,934)   $  7,743,748

Cash and cash equivalents, at beginning of year                          8,820,024       1,076,276
                                                                     -------------------------------

CASH AND CASH EQUIVALENTS, AT END OF YEAR                            $   3,569,090    $  8,820,024
                                                                     ===============================

Supplemental Disclosures of Cash Flow Information
 Interest                                                            $      38,000    $      9,552
 Income taxes                                                               80,957           9,173

Supplemental Schedules of Noncash Investing and Financing Activities:

 Issuance of stock for employee compensation                         $     270,000    $    555,000
 Treasury stock acquired for an employee loan                        $      11,269    $         --

 Conversion of note receivable
  and accrued interest into investment:
  Interest receivable                                                $     113,096    $         --

 Acquisition of business from a related
  party in stock (See Note 3)                                        $          --    $   1,000,000

 Dividend incurred for the excess of
  cost over the net assets acquired (See Note 3)                     $          --    $   1,000,166



See Notes to Consolidated Financial Statements.

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Circle Group Internet, Inc. and subsidiaries (the "Company") is an Internet company with e-finance, business-to-business and e-tailer divisions.

A summary of significant accounting policies follows.

Principles of consolidation and presentation: The accompanying consolidated financial statements include the accounts of Circle Group Internet, Inc. and its subsidiaries, On-Line Bedding Corporation, PPI Capital Corp., CGI Capital, Inc. (FKA CGI Securities, Inc.), CGI Total Media and Veridisc Corporation, after elimination of all intercompany accounts and transactions.

In 2000, the Company formed Veridisc Corporation to conduct research and development of software contemplated for future sale and/or licensing. Veridisc has not generated any revenue from operations and its activities to date have been limited to research and development.

Business combinations: The acquisition of On-Line Bedding Corporation in January 1999 was accounted for as a combination of entities under common control in a manner similar to that of a pooling of interests with the excess cost over the net assets acquired treated as a dividend. The acquisition of 80% or 3,200,000 of the issued and outstanding common shares of PPI Capital Corp. in February 1999 was accounted for as a dividend. The historical costs of both companies' assets and liabilities were combined and became the recorded amounts of the Company's assets and liabilities. The consolidated company has reported its operations for 1999 as if the combinations occurred at the beginning of the year. The acquisition of CGI Capital, Inc. was accounted for as a purchase. Under the purchase method, the accompanying consolidated statements and cash flows include only the subsidiary's results since the date of acquisition, July 1, 1999. As a result, information presented herein may not be comparable to results in previous and future years.

Use of estimates: The preparation of consolidated financial statements in conformity accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Revenue from the sale of products is recognized when the products are shipped. Revenue from web design services is recognized when the services are completed. Non-marketable equity securities received in lieu of cash for business consulting services are recorded in the deferred revenue account at estimated value when received. Revenue from these service contracts are recognized over the life of the contract when it has been determined that there are no uncertainties regarding the realizability of converting these equity securities to cash. This generally occurs after the client has completed a public offering or is acquired by a publicly traded company. Cash revenues received in advance from business consulting contracts are deferred and recognized over the life of the contract.

Cash and cash equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes receivable: Notes receivable are stated at unpaid principal balances, less the allowance for loan losses and net of deferred loan origination fees. Interest on notes is recognized over the term of the loan using the interest method. The accrual of interest on notes is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due.

Loan Origination Fees are capitalized and recognized as an adjustment to the yield on the related loan using the straight-line method over the loan term.

Allowance for loan losses: A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Inventories: Inventories consist of finished goods and are stated at the lower of cost or market, using the first-in, first-out method.

Property and equipment: Property and equipment are stated at cost. Maintenance and repair costs are expensed as incurred. Depreciation is calculated on the accelerated and straight-line methods over the estimated useful lives of the assets.

Valuation - Investments: The Company occasionally accepts common stock for its business-to-business consulting services. At the date stock is received, the Company values the stock as follows:

    a) Common stock accepted as payment in a transaction from an associated company where there has been no prior public offering, but whose shares have been offered and sold in a significant private placement within the last 90 days, is initially valued based upon the last sale price of shares in the private placement.

    b) Common stock accepted as payment in a transaction from an associated company where there has been no public or significant private placement offering, is initially valued after considering the following criteria: market multiples analysis; acquisition multiples analysis; calculation of market capitalization based on the contemplated private placement sale price; realization of business plan objectives and management team expertise and ability to execute the business plan.

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other non-marketable equity investments are initially recorded at estimated value. Associated companies not accounted for under either the consolidation or the equity method of accounting are accounted for under the cost method of accounting. Under this method, the Company's share of the earnings and losses of these companies is not included in the Company's consolidated statements of operations.

The Company records its ownership interest in equity securities of its associated companies accounted for under the cost method at cost unless the securities have readily determinable fair values based on quoted market prices, in which case these interests would be accounted for in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Impairment valuation: On a continuous basis, but no less frequently than at the end of each quarterly reporting period, the Company evaluates the carrying value for financial statement purposes of its interests in each of its associated companies for impairment. These evaluations of impairment are based on achievement of business plan objectives and milestones of each associated company, the fair value of each ownership interest relative to its carrying value, the financial condition and prospects of the associated company, and other relevant factors. The business plan objectives and milestones that are considered include, among others, those related to financial performance, such as achievement of planned financial results and completion of capital raising activities. For financial statement purposes, the fair value of the Company's ownership interests in privately held associated companies is generally determined based on the prices paid by third parties for ownership interests in the associated companies, to the extent third party ownership interests exist, or based on the achievement of business plan objectives and the milestones described above.

Goodwill: The cost in excess of net assets acquired is capitalized as goodwill and is amortized on a straight-line basis over a fifteen-year period.

Income taxes: The Company and its subsidiaries are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Fair value of financial instruments: All financial instruments are carried at amounts that approximate estimated fair value.

Software development costs: The Company capitalizes software development costs incurred subsequent to the internal release of products for acceptance testing. Upon the general release of the product to customers, development costs for that product are amortized over periods not exceeding three years, based on the estimated economic life of the product.

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Web site development costs: The Company accounts for costs incurred for web site development under Emerging Issues Task Force (EITF) 00-2, Accounting for Web Site Development Costs. Generally, all costs incurred in the planning and operational phases are expensed as incurred. For costs incurred in other phases, such as application and infrastructure development, graphics development and content development, the Company applies SOP 98-1 in determining whether to capitalize or expense these costs.

Reclassification: Certain balances at December 31, 1999, have been reclassified to conform with the current year presentation with no effect on results from operations.


NOTE 2. RESTATEMENTS

The accompanying consolidated financial statements for the years ended December 31, 2000 and 1999, were restated to reflect the following changes:

                                                    2000             1999
                                                -----------      -----------
Net loss as previously reported                 $(6,226,525)     $(3,833,748)
Understatement of allowance for loan losses        (116,364)      (1,883,636)
Overstatement of impairment of investments        1,688,490               --
                                                -----------      -----------
Net loss, as restated                           $(4,654,399)     $(5,717,384)
                                                ===========      ===========
Net loss per share, as restated                 $     (0.24)     $     (0.31)
                                                ===========      ===========

Management determined that an allowance for loan losses of $1,883,636 should have been recorded in 1999 to fully reserve for a convertible note receivable. The note receivable was converted to an investment which was written off by $116,364 in 2000 before the restatement. The 1999 restatement to fully impair this note in 1999 required the 2000 financial statements to be restated to remove the income statement activity previously recorded.

The net effect of the restatements was to decrease stockholders' equity by $311,510 and $1,883,636 at December 31, 2000 and 1999, respectively.

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 3. INVESTMENTS

Stock Received for Services

As of December 31, 2000 and 1999, the carrying value of investments in stock received for services was $1,244,248 and $6,099,578, respectively. No revenue was recognized in either year. In 2000, the Company reduced deferred revenue by $4,039,330 to recognize losses on investments that management determined to be other than temporary. The Company also returned all of the stock of one of its associated companies previously valued at $816,000, under a mutual release agreement.

                                      December 31, 2000             December 31, 1999
                                  -------------------------     -------------------------
                                   Carrying        Cost          Carrying         Cost
                                    Value          Basis          Value           Basis
                                  ----------     ----------     ----------     ----------
Stocks received for services      $1,043,758     $5,283,578     $6,099,578     $6,099,578

As of December 31, 2000 and 1999, other investments at estimated fair values consist of the following:

                                      December 31, 2000             December 31, 1999
                                  -------------------------     -------------------------
                                   Carrying        Cost          Carrying         Cost
                                    Value          Basis          Value           Basis
                                  ----------     ----------     ----------     ----------
Preferred stock(A)                $  500,000     $  500,000     $  500,000     $  500,000
Equity securities(B)               1,000,000      1,000,000             --             --
Limited partnership(C)                36,000        120,000             --             --
                                  ----------     ----------     ----------     ----------
                                  $1,536,000     $1,620,000     $  500,000     $  500,000
                                  ==========     ==========     ==========     ==========

(A) The Company has an investment of unregistered Series A 8% Cumulative Convertible Preferred Stock. The security carries demand and piggyback registration rights which became effective as of October-15, 1999. As of December 31, 2000 and 1999, the fair value of the security was $703,125 and $535,714, respectively, on a converted basis.

(B) On May 16, 2000, the Company purchased 333,333 shares of common stock of another associated company in a private placement at $3.00 per share.

(C) On October 31, 2000, the Company purchased 6 units of limited partnership interests in a private placement at $20,000 per unit. As of December 31, 2000, the Company recognized an impairment loss of $84,000.

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 4. NOTES RECEIVABLE

As of December 31, 2000 and 1999, the Company had notes receivable consisting of the following:

                                               2000           1999
                                            ----------     -----------
Notes receivable                            $1,050,000     $ 2,005,000
Less: Allowance for loan losses               (300,000)     (1,888,636)
      Unamortized loan origination fee              --        (116,364)
                                            ----------     -----------
Notes receivable, net                          750,000              --
Less: Current portion                               --              --
                                            ----------     -----------
Notes receivable, noncurrent                $  750,000     $        --
                                            ==========     ===========

The first note, in the amount of $5,000, was due upon the raise of at least $5,000 in proceeds by the Company in a best efforts private placement on behalf of an associated company. The note was convertible at the sole option of the Company into equity of the associated company at $4 per share. The promissory note bore interest at 8% per annum. The note went into default on September 30, 2000, and was charged off as of December 31, 2000.

The second note, in the amount of $2,000,000, was due upon the collection of $5 million in gross proceeds in a private placement or April 30, 2000, whichever comes first. The note bore interest at 12% per annum, payable in cash or in shares of the associated company's common stock. In April 2000, the Company converted the note and unpaid interest of $2,113,096 into 528,274 shares of the associated company's common stock. The Company recognized loan origination fees of $116,364 and $43,636 in 2000 and 1999, respectively.

The third note, in the amount of $100,000, was due upon the collection of $100,000 in gross proceeds in a private placement or April 30, 2000, whichever comes first. The note bore interest at 10% per annum, payable in cash or in shares of the associated company's common stock. The note was convertible into the associated company's common stock at $4 per share. The note went into default on September 30, 2000 and was charged off as of December 31, 2000.

The fourth note, in the amount of $100,000, was due upon the collection of $100,000 in gross proceeds in a private placement or April 30, 2000, whichever comes first. The note bears interest at 10% per annum, payable in cash or in shares of the associated company's common stock. The note is convertible into the associated company's common stock at $3 per share. The interest has been paid in cash current through April 30, 2001. The Company extended the maturity date of the note to August 31, 2001.

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 4. NOTES RECEIVABLE (CONTINUED)

The fifth note, in the amount of $200,000, was due upon the earlier of the client receiving $200,000 in gross proceeds in a private placement or May 30, 2000. The note bears interest at 10% per annum, payable in cash or in shares of the associated company's common stock. The note is convertible into the associated company's common stock at $4 per share. The Company extended the maturity date of the note to July 1, 2001.

The sixth note, in the amount of $750,000 is due on August 9, 2005. The note bears interest at 8% per annum, payable quarterly in arrears commencing August 30, 2000. The note is convertible into the associated company's common or preferred stock at $2 per share. In the case of the associated company's successful completion of a private placement or initial public offering at a value exceeding $5,000,000 and at a price per share exceeding $8, the Company intends to convert the note into the associated company's common stock.

The following is an analysis of the allowance for losses for the years ended December 31, 2000 and 1999:

                                        2000                1999
                                    -----------          ----------
Beginning balance                   $ 1,888,636          $       --
Provision, charged to operations        516,364           1,888,636
Charge offs                          (2,105,000)                 --
                                    -----------          ----------
Ending balance                      $   300,000          $1,888,636
                                    ===========          ==========

There were no cash payments received or interest income recognized in 2000 or 1999 on notes that are fully reserved for losses. If interest on these notes had been accrued at their original rates, such income would have approximated $25,055 and $33 for years ended December 31, 2000 and 1999, respectively.

NOTE 5. PROPERTY, EQUIPMENT AND LEASE COMMITMENTS

Property and equipment are summarized as follows for the years ended December 31, 2000 and 1999:

                                                      2000           1999
                                                   ----------     ----------
Machinery and equipment                            $  148,635     $  117,675
Computer equipment and software                       371,580        314,818
Office equipment and furniture                        425,173        242,195
Leasehold improvements                                566,067        519,994
                                                   ----------     ----------
                                                    1,511,455      1,194,682
                                                     (439,957)      (200,595)
                                                   ----------     ----------
Less accumulated depreciation and amortization     $1,071,498     $  994,087
                                                   ==========     ==========

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 5. PROPERTY, EQUIPMENT AND LEASE COMMITMENTS (CONTINUED)

The Company leases its office facilities for $11,880 per month under a noncancelable operating lease which expires in 2004. Taxes, insurance and maintenance are billed when due. Rent expense for the years ended December 31, 2000 and 1999, was $117,850 and $36,778, respectively.

As of December 31, 2000, the minimum commitments under these leases are as follows:

December 31,                           Amount
----------------------------------------------
  2001                               $ 142,560
  2002                                 142,560
  2003                                 142,560
  2004                                  95,040
                                     ---------
  Total                              $ 522,720
                                     =========


NOTE 6. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash accounts with financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per bank. The Company had cash and cash equivalents at December 31, 2000, that exceeded the balance insured by the FDIC or others by approximately $3,469,090. The Company monitors such credit risk and has not experienced any losses related to such risks.


NOTE 7. LINE OF CREDIT

During the period July 1999 through June 11, 2000, the Company had a line of credit facility with a financial institution. This line was collateralized by a certificate of deposit maintained by the same financial institution. Borrowings under this line carried a variable interest rate (7.09% at December 31, 1999). As of December 31, 1999, the Company had drawn down $800,000 on this line.


NOTE 8. INCOME TAXES

The deferred net tax assets consist of the following at December 31, 2000 and 1999:

                                                         2000           1999
                                                      -----------   -----------
Tax benefit on federal operating loss carryforward    $ 3,170,802   $ 1,942,454
Tax benefit on deferred revenue                           354,878            --
Less valuation allowance                               (3,525,680)   (1,942,454)
                                                      -----------   -----------
Net deferred tax assets                               $        --   $        --
                                                      ===========   ===========

At December 31, 2000, net federal operating losses of approximately $9.3 million are available for carryforward against future years' taxable income and expire through 2020. The Company's ability to utilize its federal net operating loss carryforwards is uncertain and thus a valuation reserve has been provided against the Company's net deferred tax assets.

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 9. COMMON STOCK SPLITS

On July 22, 1999, the Board of Directors declared a 2-for-1 stock split on the outstanding common stock, thereby increasing the number of issued and outstanding shares to 9,873,680, and decreasing the par value of each share to $0.00005. On November 16, 2000, the Board of Directors declared another 2-for-1 stock split of the outstanding common stock, thereby increasing the number of issued and outstanding shares to 19,747,360. The Board of Directors also amended its articles of incorporation to maintain the par value of the stock at $0.00005.


NOTE 10. STOCK OPTIONS AND WARRANTS

The Company established a Stock Option Plan (the Plan) effective January 2, 1999 which provides for the issuance of qualified options to all employees and non-qualified options to consultants and other service providers. The Company amended the Plan and reserved 4,000,000 shares of common stock for issuance under the amended Plan. During the twelve months ended December 31, 2000 and 1999, the Company granted 1,634,000 and 624,000 options, respectively. As of those dates, there were 2,020,000 and 624,000 outstanding options, respectively. The range of exercise prices is from $1.25 to $5.50. The options may be exercised no later than three years from the date of issuance. The weighted average fair value of options granted by the Company as of December 31, 2000 and 1999, was $5.82 and $2.43, respectively. None of these options have been exercised to date.

A summary of the status of stock options issued by the Company as of December 31, 2000 and 1999, is presented in the following table.

                                            2000                    1999
                                   ---------------------------------------------
                                               Weighted               Weighted
                                                Average                Average
                                                Exercise               Exercise
                                   Number of      Price    Number of    Price
                                    Options    Per Option   Options   Per Option
                                   ---------------------------------------------
Outstanding at beginning of year     624,000     $ 3.06          --     $   --
Granted                            1,634,000       5.12     624,000       3.06
Cancelled                           (238,000)      3.05          --         --
                                   ---------     ------     -------     ------
Outstanding at end of year         2,020,000     $ 4.73     624,000     $ 3.06
                                   =========     ======     =======     ======
Exeeercisable at end of year       2,020,000     $ 4.73     624,000     $ 3.06
                                   =========     ======     =======     ======

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 10. STOCK OPTIONS AND WARRANTS (CONTINUED)

The following table sets forth additional information about stock options outstanding at December 31, 2000:

                                  Weighted
                                  Average         Weighted
                                 Remaining        Average
Exercise         Options        Contractual       Exercise         Options
 Prices        Outstanding          Life           Price         Exercisable
--------------------------------------------------------------------------------
$1.25            198,000         1.07 years        $1.25           198,000
 5.00          1,422,000         2.17 years         5.00         1,422,000
 5.50            400,000         2.17 years         5.50           400,000
               -----------------------------------------------------------
               2,020,000         2.06 years        $4.73         2,020,000
               ===========================================================

The Company accounts for equity-based instruments issued or granted to employees using the intrinsic method as prescribed under APB No. 25, Accounting for Stock Issued to Employees.

During 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), which defines a fair value based method of accounting for stock options or similar equity instruments. The Company has elected to adopt the disclosure-only provisions of SFAS No. 123 in accounting for employee stock options. Accordingly, the Company has elected to account for its stock-based compensation plan under APB Opinion No. 25, an accounting standard under which related compensation need not be recognized in the year of the grant. However, the Company has computed, for pro forma disclosure purposes, the value of all options granted during the year ended December 31, 2000 and 1999, using the Black-Scholes option pricing model as prescribed by SFAS No. 123 and the weighted average assumptions as follows:

                                                    2000             1999
                                                   -----------------------
Weighted average fair value per option granted     $ 5.82           $ 2.43
Risk-free interest rate                              6.00%            6.00%
Expected dividend yield                              0.00%            0.00%
Expected lives                                       2.06             3.00
Expected volatility                                    --               --

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 10. STOCK OPTIONS AND WARRANTS (CONTINUED)

For purposes of pro forma disclosures under SFAS No. 123, the estimated fair value of options would be amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                         2000           1999
                                                     -----------    -----------
Net loss as reported and restated                    $(4,654,399)   $(5,717,384)
Net loss (pro forma)                                  (7,867,039)    (6,219,648)
Basic net loss per share as reported and restated          (0.24)         (0.31)
Basic net loss per share (pro forma)                       (0.40)         (0.34)

There is no readily available trading market for the common stock of the Company. The options to purchase the common stock have been valued at the price at which the options were granted.

During 1999, the Company granted warrants to purchase 908,720 shares of common stock at the price of $0.625 per share in exchange for financial and operational consulting services. These services were valued at $1,794,722 and the entire amount was charged to operations in 1999. These warrants will expire through March 2002. During 2000, the Company granted warrants to purchase 12,000 shares of common stock at the price of $5.00 per share in exchange for financial and operational consulting services. These services were valued at $9,900 and the entire amount was charged to operations in 2000. These warrants will expire through August 2003.


NOTE 11. NET LOSS PER SHARE

Net loss per share is computed based on the weighted average number of shares of common stock outstanding during the period. Basic net loss per share for years ended December 31, 2000 and 1999, was $0.31 and $0.21, respectively. Net loss per share does not include options and warrants as they would be anti-dilutive in 2000 and 1999 due to the net loss.

                                                           2000         1999
                                                       -----------  -----------
Net loss                                               $(4,654,399) $(5,717,384)
Weighted average of common shares                       19,788,241   18,244,110
Basic and diluted net loss per weighted average share  $     (0.24) $     (0.31)

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 12. SEGMENT REPORTING

The Company has organized its business units into three reportable segments: e-finance, business-to-business and e-tailer. The e-finance segment is a broker-dealer that offers and sells securities in private placements. The business-to-business segment develops distinctive websites and provides business-to-business consulting services. The e-tailer segment is a manufacturer and distributor of pillows, blankets, and other bedding products. The Company also has subsidiaries, which do not meet the quantitative thresholds for reportable segments.

The Company's management reviews the operating companies' income to evaluate segment performance and allocate resources. Operating companies' income for the reportable segments excludes income taxes and amortization of goodwill. Provision for income taxes is centrally managed at the corporate level and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by the Company's management. Goodwill and the related amortization are principally attributable to the business-to-business segment. The segments' accounting policies are the same as those described in the summary of significant accounting policies.

A. Reportable Segment Data at December 31, 2000 and 1999, was as follows:

Sales to External Customers
  E-finance                            $  426,735        $  111,684
  Business-to-Business                     53,270           316,570
  E-tailer                              1,048,987         1,028,640
                                       ----------        ----------
    TOTAL SALES TO EXTERNAL CUSTOMERS  $1,528,992        $1,456,894
                                       ==========        ==========
Intersegment Revenues
  E-finance                            $       --        $       --
  Business-to-Business                         --                --
  E-tailer                                     --                --
                                       ----------        ----------
    TOTAL INTERSEGMENT REVENUES        $       --        $       --
                                       ==========        ==========
Interest Revenue
  E-finance                            $  215,301        $       --
  Business-to-Business                    217,568           356,435
  E-tailer                                  9,945             4,215
                                       ----------        ----------
    TOTAL INTEREST REVENUE             $  442,814        $  360,650
                                       ==========        ==========
Interest Expense
  E-finance                            $       --        $       --
  Business-to-Business                    (25,997)          (12,014)
  E-tailer                                 (8,230)               --
                                       ----------        ----------
    TOTAL INTEREST EXPENSE             $  (34,227)       $  (12,014)
                                       ==========        ==========

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 12. SEGMENT REPORTING (CONTINUED)
                                                    2000              1999
                                                 ----------        ----------
Depreciaton and Amortization
  E-finance                                     $   (11,417)       $      (779)
  Business-to-Business                             (231,906)          (141,098)
  E-tailer                                              (18)                --
                                                -----------        -----------
    TOTAL DEPRECIATION AND AMORTIZATION         $  (243,341)       $  (141,877)
                                                ===========        ===========

Net Profit (Loss):
  E-finance                                     $  (525,662)       $(1,821,358)
  Business-to-Business                           (4,187,442)        (4,006,001)
  E-tailer                                          237,685            113,047
                                                -----------        -----------
    NET (LOSS)                                  $(4,475,419)       $(5,714,312)
                                                ===========        ===========

Total Assets
  E-finance                                     $ 4,015,820        $   219,727
  Business-to-Business                            8,229,353         17,905,883
  E-tailer                                          386,377            225,582
                                                -----------        -----------
    TOTAL ASSETS                                $12,631,550        $18,351,192
                                                ===========        ===========

Expenditures for Segment Assets
  E-finance                                     $    55,009        $        --
  Business-to-Business                              263,385          1,109,281
  E-tailer                                              177                 --
                                                -----------        -----------
    TOTAL EXPENDITURES FOR SEGMENTS' ASSETS     $   318,571        $ 1,109,281
                                                ===========        ===========

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 12. SEGMENT REPORTING (CONTINUED)

B. Reconciliation of Segment Information

                                                    2000               1999
                                                -----------        -----------
Revenues
  Total revenues for reportable segments        $ 1,528,992        $ 1,456,894
  Other revenue                                          --                 --
  Elimination of intersegment revenues                   --                 --
                                                -----------        -----------
     CONSOLIDATED TOTAL                         $ 1,528,992        $ 1,456,894
                                                ===========        ===========

Net Loss
  Total reportable segments' net loss           $(4,475,419)       $(5,714,312)
  Other (loss) from non-reportable segement        (176,836)            (2,000)
  Unallocated amounts:
   Amortization of goodwill                          (2,144)            (1,072)
                                                -----------        -----------
     NET LOSS                                   $(4,654,399)       $(5,717,384)
                                                ===========        ===========

Assets
  Total assets for reportable segments          $12,631,550        $18,351,192
  Other assets                                           --                 --
  Goodwill not allocated to segments                 28,944             31,088
  Eliminations on consolidation                  (4,360,055)          (301,446)
                                                -----------        -----------
     CONSOLIDATED ASSETS                        $ 8,300,439        $18,080,834
                                                ===========        ===========


NOTE 13. COMPLIANCE WITH THE INVESTMENT COMPANY ACT OF 1940

The staff of the investment management division of the Securities and Exchange Commission (SEC) has notified the Company that it may be deemed an "investment company" under the Investment Company Act of 1940. The Investment Company Act of 1940 regulates the operations of companies that are deemed to be "investment companies." The Company has accepted restricted securities as compensation for consulting services. The amount of securities accepted as compensation may result in the Company being deemed an "investment company," which would require it to register as an investment company or elect to be treated as a business development company under the Investment Company Act, both of which are inconsistent with its business model. If the Company is unable to comply with the regulations and certain restrictions imposed by the SEC, it would be required to restructure its operations, which could have a detrimental impact on its business. Circle Group is currently restructuring its holdings so as not to be deemed an "investment company." The accompanying consolidated financial statements and notes thereto have not been presented in accordance with investment company financial reporting requirements.

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------


NOTE 14. NET CAPITAL REQUIREMENTS

CGI Capital, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. CGI Capital, Inc. was in compliance with such requirements at December 31, 2000 and 1999.


NOTE 15. RELATED PARTY TRANSACTIONS

In 1999, the Company drew down $300,000 from its line of credit to purchase a certificate of deposit. The certificate of deposit was pledged to secure a personal line of credit for the Chairman of the Board of Directors. The certificate of deposit paid interest yearly at 6.77% and was scheduled to mature on March-7, 2003. The certificate of deposit was collateralized by 60,000 shares of the common stock of the Company owned by the Chairman of the Board of Directors. This certificate of deposit was redeemed and the line of credit replenished in the amount of $300,000 on June 15, 2000.

As of December 31, 1999, On-Line Bedding had a note payable to the President of On-Line Bedding in the amount of $57,429. The note was paid in full on June 5, 2000. In August 2000, On-Line Bedding made a lump sum interest payment of $8,230 to the President related to the note.


NOTE 16. SUBSEQUENT EVENT

On February 20, 2001, the Company converted its Series A 8% Cumulative Convertible Preferred Stock investment into 90,198 common shares of Startech Environmental Corp. The stock has been registered in a 1933 Act registration statement. The common stock trades on the OTC Bulletin Board trading system under the symbol "STHK." The Company classifies this investment as "Available for Sale" and the security is marked to market on a quarterly basis.

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Circle Group Internet Inc and Subsidiaries.

I have audited the accompanying consolidated balance sheets of Circle Group Internet Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audits.


         I conducted these audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provided a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial positions of Circle Group Internet, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


         As discussed in Note 2 to the consolidated financial statements, the Company has changed its accounting policy of recognizing revenue, and methods of accounting for loan origination fee, consulting expense and stock offering costs. Certain errors resulting in overstatement of previously reported investment in stocks for services as of December 31, 1999, were also discovered by management of the Company. Accordingly, the 1999 consolidated financial statements have been restated to reflect the changes and to correct the errors.




                           Harold Y Spector, CPA

                           Pasadena, CA

March 7, 2000
(Except for Notes 5 and 17, the date
 is July 25, 2000, for Note 4, the date
 is August 11, 2000, and for Notes 2,7,
 10 and 22 the date is January 4, 2002)

                                    PART III

                                INDEX TO EXHIBITS





      EXHIBIT NO.        DESCRIPTION
      -----------        -----------

          2.1*           Articles of Incorporation of Circle Group Internet Inc.
          2.2*           Bylaws of Circle Group Entertainment Inc.
          3.1*           Specimen Certificate for Common Stock
          6.1*           Gregory J. Halpern Employment Agreement, dated January 2, 1999 and Addendum
          6.2*           Arthur Tanner Employment Agreement, dated March 1, 1999
          6.3*           Michael Theriault Employment Agreement, dated June 1, 1999
          6.4*           Dana Dabney Employment Agreement, dated January 2, 1999
          6.5*           Circle Group Internet Inc. 1999 Stock Option Plan
          6.6*           Industrial Lease Agreement between CLO Enterprises and Circle Group Internet Inc., dated
                         May 20, 1999
          6.7*           Industrial Lease Agreement between CLO Enterprises and Circle Group Internet Inc., dated
                         June 18, 1999
         10.1**          Consent of Harold Y. Spector, CPA
         10.2**          Consent of McGladrey & Pullen, LLP
         99.1*           Circle Group Internet Inc.'s Quarterly Report on Form
                         10-QSB for the period ended September 30, 2001, as
                         filed on November 14, 2001 with the Securities and
                         Exchange Commission


-------------

* Filed previously.
** Filed herewith.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  CIRCLE GROUP INTERNET INC.
                                  (Registrant)







Date: January 24, 2002             By:    /s/ Gregory J. Halpern
                                     -------------------------------------------
                                          Gregory J. Halpern
                                          Chairman of the Board and
                                          Chief Executive Officer









                                       26